DOMINION DIAMOND CORPORATION

ANNUAL INFORMATION FORM

APRIL 12, 2017

www.ddcorp.ca

DOMINION DIAMOND CORPORATION

TABLE OF CONTENTS

CORPORATE STRUCTURE	3

NAME, ADDRESS AND INCORPORATION	3
INTERCORPORATE RELATIONSHIPS	4

GENERAL DEVELOPMENT OF THE BUSINESS	4

THREE YEAR HISTORY	5

DESCRIPTION OF THE BUSINESS	10

GENERAL	10
Principal Markets and Distribution	10
Competitive Market Conditions	11
Employees	11
Specialized Skills and Knowledge	11
Environmental Protection	11
MINERAL PROPERTIES	12
The Ekati Diamond Mine	12
Property Location, Access and Infrastructure of the Ekati Diamond Mine	13
History of the Ekati Diamond Mine	13
Mineral Tenure and Royalties at the Ekati Diamond Mine	15
Permits, Licences and Other Property Tenure Rights at the Ekati Diamond Mine	15
Geology and Mineralization at the Ekati Diamond Mine	16
Exploration at the Ekati Diamond Mine	17
Mining Operations at the Ekati Diamond Mine	17
Drilling and Sampling at the Ekati Diamond Mine	18
Production at the Ekati Diamond Mine	19
Mineral Reserve and Mineral Resources Estimates at the Ekati Diamond Mine	20
Social and Environmental Licences and Policies at the Ekati Diamond Mine	24
The Diavik Diamond Mine	24
Property Location, Access and Infrastructure of the Diavik Diamond Mine	25
History of the Diavik Diamond Mine	25
Mineral Tenure and Royalties at the Diavik Diamond Mine	27
Permits, Licences and Other Property Tenure Rights at the Diavik Diamond Mine	27
Geology and Mineralization at the Diavik Diamond Mine	27
Exploration at the Diavik Diamond Mine	28
Mining Operations at the Diavik Diamond Mine	29
Drilling and Sampling at the Diavik Diamond Mine	30
Production at the Diavik Diamond Mine	31
Mineral Resources and Mineral Reserve Estimates at the Diavik Diamond Mine	32
Social and Environmental Licences for the Diavik Diamond Mine	33
Other Relevant Data and Information	34
OTHER PROPERTY	35
RISKS AND UNCERTAINTIES	36

DIVIDENDS	44

DESCRIPTION OF CAPITAL STRUCTURE	44

MARKET FOR SECURITIES	44

DIRECTORS AND OFFICERS	45

AUDIT COMMITTEE	51

LEGAL PROCEEDINGS	53

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	54

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TRANSFER AGENT AND REGISTRAR	54

INTERESTS OF EXPERTS	54

MATERIAL CONTRACTS	54

ADDITIONAL INFORMATION	55

APPENDIX 1: AUDIT COMMITTEE CHARTER	1

APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT	1

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Currency

Unless otherwise specified, all dollar references are to United States dollars. On April 12, 2017, one Canadian dollar was worth approximately $0.7518 in United States currency, based on the noon exchange rate of the Bank of Canada.

Caution Regarding Forward-Looking Information

Certain information included in this Annual Information Form constitutes forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of applicable United States federal securities laws, which referred to collectively as “forward-looking information”. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modelled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated mineral reserves and resources at, and production from, the Ekati Diamond Mine and Diavik Diamond Mine, expectations concerning the diamond industry, and expected cost of sales and cash operating costs and gross margin and results of the Company’s strategic review process. Forward-looking information included in this Annual Information Form includes, but is not limited to, the estimated timeline to complete the relocation of the Company’s corporate head office from Yellowknife, Northwest Territories to Calgary, Alberta, expectations concerning the diamond industry, results of the Company’s strategic review process, as well as diamond pricing, the current production forecast, cost of sales, cash cost of production, and gross margin estimates and planned capital expenditures for the Diavik Diamond Mine, and diamond pricing, the current production forecast, cost of sales, cash cost production, and gross margin estimates and planned capital expenditures for the Ekati Diamond Mine.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this Annual Information Form, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures required to bring the Jay, Sable and A-21 pipes into production; required operating and capital costs, labour and fuel costs, world and United States economic conditions, future diamond prices, and the level of worldwide diamond production. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, that could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations; risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures; risks associated with the estimates related to the capital expenditures required to bring the Jay, Sable and A-21 pipes into production; the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities; risks associated with the remote location of, and harsh climate at the Company’s mineral property sites; risks associated with variations in mineral resource and mineral reserve estimates, or expected recovery rates; failure of plant, equipment or processes to operate as anticipated; risks resulting from macro-economic uncertainty in other financial markets; risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals; the risk that diamond price assumptions may prove to be incorrect; modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators; risks associated with delays in obtaining approvals and lease renewals; the risk of fluctuations in diamond prices and changes in the US, India and world economic conditions; risks resulting from the uncertainty as to whether dividends will be declared by the Company’s Board of Directors or whether the Company’s dividend policy will be maintained, fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks; and uncertainties related to the Company’s strategic review process. Please see page 36 of this Annual Information Form for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Annual Information Form – they should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Annual Information Form, actual events may differ materially from current expectations. The Company uses forward-looking information because it believes such information provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to do so, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

Caution to U.S. Readers Regarding Mineral Reserve and Mineral Resource Estimates

The disclosure in this Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. federal securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As a result, information contained in this Annual Information Form containing descriptions of our mineral properties or estimates of mineral reserves or mineral resources is not comparable to similar information disclosed by U.S. companies in reports filed with the U.S. Securities and Exchange Commission (the “SEC”). For example, the terms “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources,” used in this Annual Information Form comply with NI 43-101, the SEC does not currently recognize them. Under the rules and regulations of the SEC as set forth in Industry Guide 7, a U.S. company generally may only disclose estimates of proven and probable mineral reserves, and may not disclose estimates of any classification of mineral resources. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7, which prohibits mineralization from being classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, disclosure of “contained ounces” is permitted disclosure under NI 43-101, whereas the SEC generally only permits U.S. companies to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Any estimate of mineral reserves or mineral resources has a great amount of uncertainty as to its existence, and great uncertainty as to its economic and legal feasibility with estimates of mineral resources having a greater degree of uncertainty. Further, under NI 43-101, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Accordingly, investors are cautioned not to assume that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a mineral reserve or that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources is economically or legally mineable or will ever be mined.

CORPORATE STRUCTURE

Name, Address and Incorporation

Dominion Diamond Corporation was originally formed on April 19, 1994, under the Company Act (British Columbia) and the name Aber Diamond Corporation. On July 12, 2002, the Company was continued under the Canada Business Corporations Act. On November 9, 2007, the Company changed its name to Harry Winston Diamond Corporation. On March 26, 2013, in connection with the divestiture of the Company’s luxury brand diamond jewelry and time piece division, Harry Winston, Inc., the Company changed its name by amalgamating with its wholly owned subsidiary, Dominion Diamond Corporation, pursuant to a vertical-short form amalgamation under Section 184 of the Canada Business Corporations Act. In this Annual Information Form, unless the context otherwise dictates, a reference to the "Company" refers to Dominion Diamond Corporation and, where appropriate, its predecessor corporations and its subsidiaries.

The principal offices of the Company are currently located at P.O. Box 4569, Station A, Toronto, Ontario, Canada, M5W 4T9 and 1102-4920-52nd Street, Yellowknife, Northwest Territories, Canada, X1A 3T1. Effective August 1, 2017, the principal office of the Company will be located at 606 4th Street SW, Suite 900, Calgary, Alberta, Canada, T2P 1T1. The registered office of the Company is located at 1090 Don Mills Road, Suite 506, Toronto, Ontario, M3C 3R6.

Intercorporate Relationships

As at April 12, 2017, Dominion Diamond Corporation’s corporate structure was as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company controls the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Toronto, Canada; Mumbai, India; and Antwerp, Belgium. The Company acquired its interest in the Ekati Diamond Mine on April 10, 2013. The Ekati Diamond Mine consists of the Core Zone, which has been and is currently the focus of mining operations, as well as the Buffer Zone, which is the focus of new development and exploration potential. Dominion Diamond Ekati Corporation (“DDEC”), an indirect wholly owned subsidiary of the Company, is the operator of the Ekati Diamond Mine. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interests on the consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. Both DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc (“Rio Tinto”) of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine.

Three Year History

Fiscal 2015

On September 8, 2014, Wendy Kei resigned and Ron Cameron was appointed Chief Financial Officer of the Company.

In October 2014, the Company completed the acquisition of the interests of C. Fipke Holdings Ltd. (“FipkeCo”) in the Ekati Diamond Mine. Each of Dr. Stewart Blusson and Archon Minerals Limited (“Archon”) exercised their rights of first refusal to acquire their proportionate share of the interests in the Core Zone and Buffer Zone, respectively, being sold by FipkeCo. As a consequence, the Company acquired an additional 8.889% participating interest in the Core Zone and an additional 6.53% in the Buffer Zone, increasing its interest in the Core Zone and Buffer Zone to 88.9% and 65.3%, respectively. The base purchase price for the acquired Core Zone interest was $42.2 million, plus purchase price adjustments of $13.4 million for a total amount payable of $55.6 million. The purchase price adjustments were paid in cash at closing, and the base purchase price was satisfied by a promissory note payable in instalments over 31 months. The Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. The base purchase price for the acquired Buffer Zone interest was $11.1 million plus purchase price adjustments of $3.2 million, for a total amount paid in cash at closing of $14.3 million.

On November 20, 2014, the Company’s Board of Directors granted Robert Gannicott, Chair and Chief Executive Officer of the Company, medical leave of absence to undergo important treatment. In his absence, Brendan Bell assumed the role of Acting Chief Executive Officer.

Development and Permitting

On November 26, 2014, Rio Tinto, the parent company of the operator of the Diavik Diamond Mine (DDMI), approved the development of the A-21 pipe at the Diavik Diamond Mine, in which the Company holds a 40% stake. Diamond production from the A-21 pipe is planned for late calendar 2018.

In January 2015, the Company announced the results of a pre-feasibility study on the Jay kimberlite pipe deposit (“Jay PFS”) located within the Buffer Zone. The Jay PFS evaluated the development of the Jay project as a stand-alone open pit operation, which would supply ore to the existing process plant at its full capacity of approximately 4.3 million dry metric tonnes per annum for approximately 11 years.

Production

In calendar 2014, production at the Diavik Diamond Mine (on a 100% basis) was approximately 7.2 million carats, consisting of approximately 3.2 million carats produced from 0.9 million tonnes of ore from the A-418 kimberlite pipe, 1.9 million carats produced from 0.5 million tonnes of ore from the A-154 South kimberlite pipe, and 1.9 million carats produced from 0.9 million tonnes of ore from the A-154 North kimberlite pipe. Also included in production for the 2014 calendar year was an estimated 0.2 million carats from COR. In fiscal 2015, DDDLP’s 40% share of the capital expenditures at the Diavik Diamond Mine were approximately $21.5 million.

In fiscal 2015, the Ekati Diamond Mine processed (on a 100% basis) approximately 2.5 million tonnes from the mineral reserve and produced approximately 1.6 million carats. The Company processed approximately 1.6 million tonnes from the Fox pipe (including stockpiles) and approximately 0.9 million tonnes from the Koala underground operations including Koala phases 5, 6 and 7. Additional plant feed to keep the processing plant at capacity for the period was sourced from the Misery South and Southwest diamond bearing satellite bodies as well as the stockpile of COR. For fiscal year 2015, the Ekati Diamond Mine processed (on a 100% basis) approximately 4.1 million tonnes of material from all sources and produced approximately 3.2 million carats. In fiscal 2015, capital expenditures at the Ekati Diamond Mine (on a 100% basis) were approximately $146.8 million.

Fiscal 2016

On April 7, 2015, the Company entered into a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The credit facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the credit facility are to be used for general corporate purposes. Accommodations under the credit facility may be made to the Company, at the Company’s option, by way of an advance, or letter of credit and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the required financial covenants under the credit facility, which covenants are customary for a financing of this nature. As at January 31, 2017, no amounts were outstanding under the credit facility.

On April 8, 2015, the Board of Directors declared a dividend of $0.40 per share to shareholders of record at the close of business on April 30, 2015. This dividend was paid in full on May 21, 2015.

Effective April 30, 2015, the Company closed its prior $45 million revolving financing facility relating to its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited.

On July 13, 2015, the Company announced that Robert Gannicott returned from medical leave to resume his duties as Chair of the Board of Directors and Brendan Bell was appointed Chief Executive Officer of the Company effective as of July 31, 2015.

On September 10, 2015, the Board of Directors declared an interim dividend of $0.20 per share to shareholders of record at the close of business on October 13, 2015. This dividend was paid in full on November 5, 2015.

On November 4, 2015, Brendan Bell, Chief Executive Officer of the Company, was appointed to the Board of Directors of the Company.

On December 22 and 23, 2015, Dr. Fiona Perrott-Humphrey and Mr. Ollie Oliveira resigned from the Board of Directors of the Company.

On January 13, 2016, Jim Gowans and Josef Vejvoda were appointed to the Board of Directors of the Company. Mr. Gowans was subsequently appointed the non-executive Chair of the Board of Directors on April 12, 2016.

Production

In calendar 2015, production at the Diavik Diamond Mine (on a 100% basis) was approximately 6.4 million carats, consisting of approximately 3.0 million carats produced from 0.8 million tonnes of ore from the A-418 kimberlite pipe, 1.9 million carats produced from 0.5 million tonnes of ore from the A-154 South kimberlite pipe, and 1.4 million carats produced from 0.6 million tonnes of ore from the A-154 North kimberlite pipe. Also included in production for the 2015 calendar year was an estimated 0.2 million carats from COR. In fiscal 2016, DDDLP’s 40% share of the capital expenditures at the Diavik Diamond Mine were approximately $43 million.

In fiscal 2016, the Ekati Diamond Mine processed (on a 100% basis) approximately 1.2 million tonnes from the mineral reserve and produced approximately 0.9 million carats. The Company processed approximately 0.1 million tonnes from the Fox pipe (including stockpiles), approximately 1.0 million tonnes from the Koala underground operations and approximately 0.04 million tonnes from Pigeon. Additional plant feed to keep the processing plant at capacity for the period was sourced from the Misery South and Southwest diamond bearing satellite bodies as well as the stockpile of COR. The Misery South and Southwest satellite bodies as well as the COR are not included in the Company's reserves and resource statement and are therefore considered incremental to production. For fiscal year 2016, the Ekati Diamond Mine processed (on a 100% basis) approximately 3.6 million tonnes of material from all sources and produced approximately 3.7 million carats. In fiscal 2016, capital expenditures at the Ekati Diamond Mine (on a 100% basis) were approximately $176 million.

Fiscal Year 2017

On January 28, 2016, the management committee of the Buffer Zone Joint Venture approved a program and budget for the Buffer Zone Joint Venture for fiscal year 2017. In March 2016, Archon provided notice to DDEC, as operator of the Buffer Zone Joint Venture, of its objection to certain elements of the fiscal 2017 program and budget, and indicated that it was only prepared to contribute to certain portions of the program and budget. The Company elected to fund all of the cash calls for those elements of the fiscal 2017 program and budget that were not funded by Archon.

On February 19, 2016, David S. Smith was appointed to the Board of Directors of the Company.

On June 23, 2016, a fire occurred at the Ekati Diamond Mine process plant. Following repairs, the process plant resumed operations at full capacity on September 21, 2016 with a total cost of repairs of approximately $17 million. Cost savings measures were implemented subsequent to the fire including pausing mining at Pigeon and Lynx open pits for the duration of the shutdown. Mining continued at the higher value Misery Main open pit and Koala underground, and processing of this higher value ore was prioritized for the remainder of the fiscal year. A $6.7 million estimated insurance recovery for property damage was recorded in the third quarter of fiscal 2017. The Company holds business interruption insurance covering losses as a result of the fire, but due to the complex nature of this claim, amounts receivable under the business interruption claim cannot be determined at this time.

On July 15, 2016 the Toronto Stock Exchange (“TSX”) approved the Company's normal course issuer bid (“NCIB”) to purchase for cancellation up to 6,150,010 common shares, over a one-year period and on July 28, 2017 the TSX accepted its entry into an automatic securities purchase plan to facilitate such repurchases. As of January 31, 2017, a total of 3,359,528 million shares have been repurchased pursuant to the NCIB for approximately CDN$ 40,908,652.

On July 15, 2015, Ron Cameron resigned as Chief Financial Officer of the Company, and Cara Allaway assumed the role of acting Chief Financial Officer.

On August 3, 2016, Robert Gannicott passed away following his extended battle with leukemia.

On August 16, 2016, Trudy Curran and Tim Dabson were appointed to the Board of Directors of the Company.

In September 2016, the Company sold its downtown Toronto office building for CDN $84.8 million, recognizing a pre-tax gain on the sale of $44.8 million.

On September 8, 2016, the Board of Directors declared an interim dividend of $0.20 per share that was paid in full on November 3, 2016, to shareholders of record at the close of business on October 11, 2016.

On September 10, 2016, Matt Quinlan was appointed Chief Financial Officer of the Company.

On November 7, 2016, the Company announced the relocation of its corporate head office from Yellowknife, Northwest Territories, to Calgary, Alberta, as part of the measures taken to reduce operating costs. The move is projected to be completed by the middle of calendar year 2017 and is expected to result in annual savings of approximately CDN $19 million.

On January 30, 2017, the Company announced that Brendan Bell would step down from his role as Chief Executive Officer (CEO) of the Company and a member of the Board of Directors. Mr. Bell has agreed to continue to serve in his role as CEO of the Company until June 30, 2017, allowing for a successor to be identified and ensuring a seamless transition in management.

Development and Permitting

On February 1, 2016, the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) completed its Report of Environmental Assessment for the Jay Project and recommended to the Minister of Lands, Government of the Northwest Territories (“GNWT”) that the Jay Project be approved, subject to the measures described in its report.

On February 22, 2016, the Company announced the positive results of a pre-feasibility study (“Sable PFS”) of the Sable kimberlite pipe deposit located within the Core Zone. The Sable PFS updated certain key economic and technical assumptions regarding the Sable Project from the prior Sable preliminary economic assessment. The Sable PFS evaluated the development of the Sable pipe as an incremental development opportunity of the Jay Project. The analysis contained in the Sable PFS included the positive cash flow effects of the Sable Project, while also factoring in a deferral of Jay ore processing and additional years of fixed operating costs. Incorporating production from Sable into the Jay Project is expected to keep the existing Ekati process plant at its full capacity until 2033.

On May 19, 2016, the Minister of Lands of the GNWT accepted the recommendations of MVEIRB, that the Jay Project be approved, subject to the measures described in the Report of Environmental Assessment.

On July 6, 2016, the Board of Directors of the Company provided its approval to proceed with the development of the Jay Project based on the positive results of a feasibility study (“Jay FS”) and subsequent revised project schedule and life-of-mine plan. The Jay FS updates certain key economic and technical assumptions regarding the Jay Project from the Jay PFS disclosed in January 2015. As was the case for the Jay PFS, the Jay FS evaluated the open pit mining of the Jay pipe as an incremental development opportunity of the Ekati Mine, separate and in addition to all other mineral reserves at the Ekati Mine (including the Sable pipe). The economic analysis in the Jay FS assumed the mining of Sable and Jay concurrently from calendar 2021 to 2023, followed by mining at Jay only from 2024 to 2032, with the completion of Jay processing and the end of Ekati operations in 2033.

On September 15, 2016 the Company filed a technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report”, under 43-101 for the Ekati Diamond Mine which includes an updated mineral reserves and mineral resources statement with an effective date of July 31, 2016. The technical report is based on a life-of-mine plan that is updated from the version provided with the release of the Jay FS results on July 6, 2016. The updates to the life-of-mine plan include the impact of the process plant fire that occurred at the Ekati mine on June 23, 2016, and take into account the results from the recent production trials at Misery Main and Pigeon.

Production

In calendar 2016, production at the Diavik Diamond Mine (on a 100% basis) was approximately 6.7 million carats, consisting of approximately 3.5 million carats produced from 1.0 million tonnes of ore from the A-418 kimberlite pipe, 1.5 million carats produced from 0.5 million tonnes of ore from the A-154 South kimberlite pipe, and 1.6 million carats produced from 0.7 million tonnes of ore from the A-154 North kimberlite pipe. Also included in production for the 2016 calendar year was an estimated 0.1 million carats from COR. In calendar 2016, DDDLP’s 40% share of the capital expenditures at the Diavik Diamond Mine were approximately $78.6 million.

In fiscal 2017, the Ekati Diamond Mine processed (on a 100% basis) approximately 2.50 million tonnes from the mineral reserve and produced approximately 4.4 million carats. The Company processed approximately 1.18 million tonnes from the Koala underground operations with the remaining 1.32 million tonnes sourced from the Misery Main pipe in the Misery pushback open pit operation and the Pigeon pipe open pit operation. Additional plant feed to keep the processing plant at capacity for the period was sourced from the Misery South and Southwest Extension diamond bearing satellite bodies. The Misery satellite bodies are not included in the Company's reserves statement and are therefore considered incremental to production. For fiscal year 2017, the Ekati Diamond Mine processed (on a 100% basis) approximately 2.94 million tonnes of material from all sources and produced approximately 5.21 million carats. In fiscal 2017, capital expenditures at the Ekati Diamond Mine (on a 100% basis) were approximately $242 million.

Fiscal Year 2018 to Date

On February 1, 2017, the Company’s interest in the Buffer Zone Joint Venture at the Ekati Diamond Mine increased from 65.3% to 72.0%, in accordance with the joint venture agreement relating to the Buffer Zone. The increase in ownership results from the decision of the minority partner not to participate in the full fiscal year 2017 capital program for the Buffer Zone Joint Venture. The Company has funded those elements of the program that were not funded by the minority partner. In December 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2018. Archon has not yet indicated whether it intends to participate in the full fiscal year 2018 capital program for the Buffer Zone. The ownership interest of the parties to the Buffer Zone Joint Venture may change in accordance with the terms of the Buffer Zone Joint Venture Agreement in the event that Archon determines not to participate in the full fiscal year 2018 capital program for the Buffer Zone.

On February 2, 2017, the Company reached a tentative agreement with its unionized employees at the Ekati Diamond Mine. Ratification voting took place through March 2017, the result of which was agreement by the bargaining unit members to ratify the agreement, as confirmed by the union on March 28, 2017. The new agreement is a four-year agreement with effect from September 1, 2014 and expiring May 31, 2019.

On February 22, 2017, the Company announced the results from a reverse circulation (“RC”) drilling campaign at Fox Deep. Based on the positive results, including an average bulk sample grade of 0.38 carats per tonne, a prefeasibility study on Fox Deep was initiated.

On March 27, 2017, the Company announced that the Board of Directors had commenced a strategic review process to explore strategic alternatives focused on maximizing shareholder value, which could include the Company pursuing its long-term strategic plan as an independent Company, the sale of the Company or other strategic transactions. In connection with the strategic review process, the Board of Directors of the Company established a special committee to oversee the strategic review process. The members of the special committee are Trudy Curran, James Gowans, David Smith and Josef Vejvoda. The special committee will consider and review any transaction arising out of or related to the strategic review process, and report to and make a recommendation to the Board of Directors regarding any such transaction. The Board of Directors has not set a timetable for the strategic review process nor has it made any decisions related to strategic alternatives at this time, and there can be no assurance that the strategic review process will result in any transaction or change in strategy.

On March 31, 2017 the Company filed an updated technical report under NI 43-101 for the Diavik Diamond Mine with an effective date of January 31, 2017. The report, entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” was prepared by DDMI. The technical report includes an updated mineral reserves and mineral resources statement and an updated “reserves-only” life of mine plan.

DESCRIPTION OF THE BUSINESS

General

The Company is focused on the mining and marketing of rough diamonds to the global market.

The Company’s participation in the mining sector of the diamond industry is through its ownership interest in the Ekati Diamond Mine and the Diavik group of mineral claims.

Principal Markets and Distribution

The Company markets the full production from the Ekati Diamond Mine and its share of production from the Diavik Diamond Mine by sorting and valuing diamonds that are then sold to the international diamond market through wholly owned subsidiaries operating in Antwerp, Belgium and Mumbai, India. The Company’s rough diamond clients are based in the major diamond cutting and polishing centres of India and Israel as well as specific customers in the United States and Belgium. The Company continues to investigate additional avenues for cutting and polishing a part of the product for sale directly to major jewelry retailers.

Competitive Market Conditions

The market ended the year on a positive note despite the divergence between the resilient market for larger better goods and the more challenging situation for the smaller cheaper goods. The Christmas season in the US failed to meet market expectations, but this was balanced out by renewed retail activity over the Chinese New Year, resulting in an anticipated rise in polished demand from China in the first quarter of fiscal 2018.

Prices have decreased in the quarter by an average of 7% over Q3 fiscal 2017 reflecting the disruption in normal trading activity following the demonetization of the Indian rupee in November 2016. Much of the manufacturing sector in India that focuses on lower priced rough diamonds was brought to a standstill by the demonetization. However, the segment of the manufacturing sector that focuses on higher priced rough diamonds, and produces primarily for the export market, has been less disrupted. Demonetization was expected to have a significant adverse impact on the Indian retail jewelry market, however demand has proved to be more resilient and a full return to business is expected by the second quarter of fiscal 2018.

Employees

As at January 31, 2017, the Company employed/contracted 1,586 employees. This number is comprised of: (a) 491 unionized employees, (b) 363 non-unionized employees, and (c) 599 contractors.

Persons employed at the Diavik Diamond Mine are employees of DDMI, the operator of the Diavik Diamond Mine, and not the Company.

Specialized Skills and Knowledge

Success in operating the Ekati Diamond Mine and marketing diamonds is dependent on the services of key executives and skilled employees, which include mining engineers and skilled miners required to mine and process diamonds from the Ekati Diamond Mine, and the continuance of key relationships with certain third parties, such as diamantaires for the marketing of rough diamonds. The Company competes for these skilled employees with other diamond mines in the Northwest Territories and elsewhere in Canada.

DDMI, as operator of the Diavik Diamond Mine, is responsible for ensuring that it has the mining engineers and skilled miners required to mine the diamonds and process the diamond production from the Diavik Diamond Mine. DDMI competes for these skilled employees with other diamond mines in the Northwest Territories and elsewhere in Canada. The Company is not responsible for the hiring or retention of these skilled employees.

Environmental Protection

The Ekati Diamond Mine and Diavik Diamond Mine are subject to environmental requirements and conditions of operation contained in several statutes and administered by Canadian federal and Northwest Territorial authorities. These requirements and conditions may change from time to time, and a breach of legislation may result in the imposition of fines or penalties. Environmental legislation continues to evolve in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.

Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Environmental laws and regulations that have a potential impact on the Ekati Diamond Mine and Diavik Diamond Mine include those that protect air quality, water quality, archeological sites, migratory birds, animals, and fish. Other important laws and regulations applicable to the Ekati Diamond Mine and Diavik Diamond Mine are those that regulate mine development, land use, water use and waste disposal, release of contaminants, water spills, spill response, transportation of dangerous goods, explosives use and the maintenance of navigable channels. Responsibility for the administration and management of public lands, water, mineral and other natural resources in the Northwest Territories transferred from the Government of Canada to the GNWT effective as of April 1, 2014 (“Devolution”). The GNWT became responsible for the management of onshore lands, the issuance of rights and interests with respect to onshore minerals, and collection of royalties in the Northwest Territories. The Government of Canada will retain responsibility for the remediation of existing contaminated waste sites, the administration of offshore lands and the negotiation of Aboriginal Rights agreements.

Northwest Territories’ requirements are administered by the various territorial government departments and Workers’ Safety and Compensation Commission-Prevention Services. Laws and regulations that might impact the Ekati Diamond Mine and Diavik Diamond Mine include those that protect heritage resources, wildlife and the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides.

Further information on environmental protection activities the Ekati Diamond Mine is set out in “Mineral Properties – The Ekati Diamond Mine – Social and Environmental Licences and Policies at the Ekati Diamond Mine”. Further information on environmental protection activities at the Diavik Diamond Mine is set out in “Mineral Properties – The Diavik Diamond Mine – Social and Environmental Licences for the Diavik Diamond Mine”.

Mineral Properties

The Ekati Diamond Mine

Technical Report

The Company filed a technical report on the mineral resources and reserves at the Ekati Diamond Mine with an effective date of July 31, 2016 pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) on September 15, 2016. The technical report was filed by the Company on a voluntary basis as contemplated under section 4.2(12) of the Companion Policy to NI 43-101. The scientific and technical information on the Ekati Diamond Mine included in this Annual Information Form was prepared and verified by the Company, under the supervision of Peter Ravenscroft, FAusIMM, Burgundy Mining Advisors Ltd., an independent mining consultant and a Qualified Person within the meaning of NI 43-101.

Property Location, Access and Infrastructure of the Ekati Diamond Mine

The Ekati Diamond Mine consists of the Core Zone and the Buffer Zone, and is located near Lac de Gras, approximately 300 km northeast of Yellowknife and 200 km south of the Arctic Circle in the Northwest Territories of Canada. There are no known surface rights issues affecting the mine facilities or access to the mineral resources and mineral reserves.

The Ekati Diamond Mine is a remote site with strictly controlled access and security. Access to the mine is by air year-round, and by a 425 km ice road that is typically open for approximately 8-10 weeks out of the year, from early February to late March. The ice road is constructed and maintained each winter through a joint venture among DDEC, DDMI and De Beers Canada Inc. Nearly all supplies required for the mine, including fuels, lubricants, construction materials and bulk explosives, are transported to the Ekati Diamond Mine over this road. For year-round access, the Ekati Diamond Mine is equipped with an all season runway and airport facilities suitable for safely accepting small to large aircrafts. Air transport is used year round for transport of all personnel to and from the site as well as light or perishable supplies, and as required for emergency freight.

The remoteness of the mine requires it to operate like a self-contained community, generating its own electricity and potable water, managing its own wastes including sewage and effluent treatment, maintaining emergency response and medical services, offering site-based recreation and education facilities, and providing wholesome meals and single-occupancy quarters. All of the mine workings, tailings impoundments, mine rock stockpiles, ore processing operations, shops and other service facilities/utilities including dining and accommodations are integrated within the Ekati Mine Site. Active deposition of fine processed kimberlite is ongoing into Cells A and C of the Long Lake Containment Facility and the mined-out Beartooth pit. Containment cell expansions and the Beartooth pit will provide capacity to 2019, with the mined-out Panda and Koala pits available to provide additional capacity beyond that date if required. Additional permits would be required to use the mined-out pits for processed kimberlite storage.

The mine site is within the Canadian sub-arctic; it is a continuous permafrost zone, where cold winter conditions predominate for the majority of the year. The topography across the property is generally flat with local surface relief rising up to 20 m. The terrestrial vegetation community is composed of species adapted to freezing temperatures, low nutrients and localized areas of drought and standing water. The Ekati Diamond Mine project area is predominately wildlife habitat, with limited human use, mainly for hunting. Ekati is an operating mine and key infrastructure on site includes the open pits, underground mines, sample and process plants, waste rock storage and processed kimberlite storage facilities, buildings (mobile and permanent), pipelines, pump stations, electrical systems, quarry site, camp pads and lay-downs, ore storage pads, roads, culverts and bridges, airstrip, helipad, and mobile equipment.

History of the Ekati Diamond Mine

The Company acquired its initial interest in the Ekati Diamond Mine, being an 80% interest in the Core Zone and a 58.77% interest in the Buffer Zone, from BHP Billiton and its affiliates on April 10, 2013. The purchase price was $500 million plus purchase price adjustments of $53 million for a total amount paid of $553 million. The Ekati Diamond Mine officially began operations in the Core Zone in 1998 and prior to its acquisition by the Company, the mine was operated by BHP Billiton Canada Inc. as a part of the BHP Billiton group (“BHP”). The Company acquired an additional 8.889% interest in the Core Zone and 6.53% interest in the Buffer Zone from FipkeCo in October 2014, increasing its interest in the Core Zone and Buffer Zone to 88.9% and 65.3%, respectively. On February 1, 2017, the Company’s interest in the Buffer Zone increased from 65.3% to 72.0% in accordance with the joint venture agreement relating to the Buffer Zone. The increase in ownership results from the decision of the minority partner not to participate in the full fiscal year 2017 capital program for the Buffer Zone Joint Venture.

The discovery of kimberlites at the Ekati Diamond Mine was the result of systematic heavy mineral sampling over a ten-year period by prospectors Dr. Charles E. Fipke and Dr. Stewart Blusson. By late 1989, Dia Met Minerals Ltd. (“Dia Met”) was funding the programs and began staking mineral claims in the region. After making significant indicator mineral finds in the area, Dia Met approached BHP as a potential partner. The Core Zone joint venture agreement between BHP, Dia Met, Charles Fipke and Stewart Blusson was subsequently signed in August 1990.

The first diamond-bearing kimberlite pipe on the property was discovered by drilling in 1991. An Addendum to the Core Zone joint venture in October 1991 gave BHP the right to acquire additional mineral claims within 22,500 feet of the exterior boundaries of the then property area. The claims acquired as a result became the Buffer Zone joint venture claims. To date, exploration activities have included till sampling, airborne and ground geophysical surveys, and drill programs. Approximately 350 geophysical and/or indicator dispersion targets were drilled, with a total of 150 kimberlites discovered on the Core Zone and Buffer Zone properties. The kimberlites were prioritized using microdiamond and indicator mineral chemistry. Forty kimberlite occurrences were subsequently tested for diamond content using RC drilling and/or surface bulk samples. Significant macrodiamond results were obtained on seventeen pipes. There has been no exploration of the Ekati Diamond Mine project area for new kimberlites since 2007. Baseline environmental data were collected throughout the Ekati Diamond Mine claim block (then known as the NWT Diamonds Project area) from 1993 to 1996. In 1995, BHP submitted its Environmental Impact Statement (EIS) for the NWT Diamonds Project to the Federally-appointed Environmental Assessment Review Panel. After a comprehensive review, the Government of Canada approved the development of the NWT Diamonds Project in November 1996.

In 1998, the NWT Diamonds Project was renamed Ekati Diamond Mine after the Tlicho word meaning “fat lake”. Construction of the mine began in 1997, open pit mining operations commenced in August 1998, and the Ekati Diamond Mine officially opened on October 14, 1998. In 2011, a major milestone was reached when the Ekati Diamond Mine achieved production of 50 million carats of diamonds. Open pit mining operations commenced in August 1998 at the Panda pipe, and continued through June 2003. Underground production from the Panda pipe began in June 2005 and completed in 2010. The Panda kimberlite pipe is fully depleted.

The Koala open pit operation commenced in 2003 and completed in 2007. Underground production from the Koala pipe began in June 2007 and the operation is currently active. The Koala North underground trial mine was operated from 2003 to 2004. Commercial underground mining at Koala North began in 2010 and was completed in 2015.

The Fox open pit operation commenced in 2005 and completed in 2014. The Beartooth open pit operation commenced in 2004 and completed in 2009. The Beartooth kimberlite pipe is depleted and the open pit is being used for fine processed kimberlite deposition.

The Misery open pit operation commenced in 2002 and completed in 2006. Production from Misery stockpiles continued to 2007. Pre-stripping at Misery for a pushback pit commenced in 2011 and the operation is active and has included production from the Misery Main Pipe and from the Misery Southwest Extension, Misery South and Misery Northeast satellite pipes.

Current production is primarily from the Misery Main and Misery Southwest Extension pipes. Pre-stripping operations commenced in late 2015 at the Lynx kimberlite pipe located 3 km southwest of Misery. The Pigeon open pit operation commenced in November 2015 and the operation is currently active. A haul road was completed to the Sable open pit project area and a frozen core dam is currently in construction.

Mineral Tenure and Royalties at the Ekati Diamond Mine

The Ekati Diamond Mine property consists of the Core Zone which has been and is currently the focus of mining operations, as well as the Buffer Zone, which is the focus of new development and exploration.

As at February 1, 2017, the Core Zone Joint Venture is held by the Company (88.9%), Nor-west Rotors Ltd. (10%) and 1012986 B.C. Ltd. (1.1%) . The Core Zone encompasses 175 mining leases, totaling 172,992 ha, and hosts the Koala, Fox, Misery Main, Misery South, Misery SW Extension, Pigeon and Sable kimberlites. Legal title to the mining leases are held by DDEC in its capacity as operator of the Core Zone.

As at February 1, 2017, the Buffer Joint Venture is held by the Company (72.0%), Archon (25.2%) and 1012987 B.C. Ltd (2.8%) . The Buffer Zone contains 106 mining leases covering 89,184 ha, and hosts the Jay and Lynx kimberlite pipes. Legal title to the mining leases are held by DDEC in its capacity as operator of the Buffer Zone.

All mining leases were legally surveyed by licenced surveyors. Annual lease payment requirements have been met as required.

A royalty is payable to the GNWT (the “NWT Royalty”). The NWT Royalty payable is equal to the lesser of either (i) 13% of the output value of the mine, or (ii) an amount calculated based on a sliding scale of royalty rates dependent upon the value of output of the mine, that can range from 5% for production between CDN$10,000 and CDN$5 million to 14% for production over CDN$45 million.

Permits, Licences and Other Property Tenure Rights at the Ekati Diamond Mine

Within the footprint of Ekati Diamond Mine mining leases DDEC holds 10 surface leases, which provide surface tenure for current operational infrastructure. The surface leases were issued by the federal government of Canada under the Territorial Lands Act and Territorial Lands Regulations. Following Devolution, these surface leases are maintained by the GNWT pursuant to the Lands Act and Lands Regulations. All surface leases expire in 2026.

The Mackenzie Valley Resource Management Act was enacted in 1998, after the issuance of six original surface leases, and imposed an additional requirement for DDEC to obtain land use permits for certain works undertaken thereafter in connection with or within new surface leases. Accordingly, DDEC holds eight Type A land-use permits issued by the Wek’eezhii Land and Water Board (“WLWB”) pursuant to the Mackenzie Valley Resource Management Act, as follows:

Land Use Permit Description	Year of Issuance	Year of Expiry
Pigeon pit	2009, extended in 2016	2021
Sable pit	2009, extended in 2016	2021
Sable haul road	2009, extended in 2016	2021
Exploration activities	2013	2018
Misery main power line	2014	2019
Lynx Pit	2014	2019
Lynx Waste Rock Storage	2015	2020
Jay early works	2016	2021

Each of these land use permits may be extended, once, for an additional 2 years, after which applications for new permits must be made. The Land Use Permit related to the Pigeon pit requires that the Company provide financial security for certain reclamation works, the amount of which is currently set at CDN$427,000. In order to secure its obligation under the Pigeon pit land use permit, the Company has posted an irrevocable letter of credit (“ILOC”) in the aggregate amount of CDN$427,000. The Company anticipates additional security will be required during the first half of fiscal 2018, for each of the Sable pit project and the Jay road construction, in the aggregate of approximately CDN $6.3 million.

DDEC holds one water licence, which was issued by the WLWB pursuant to the Territorial Waters Act and was renewed in August 2013 for an 8-year term, expiring in 2021. This licence provides for use of water during mining at all established areas within the Ekati Diamond Mine. The Water Licence requires that the Company provide financial security for reclamation of the Ekati Diamond Mine according to the approved Interim Closure and Reclamation Plan. The amount of financial security required is currently set at CDN$256.5 million. In order to secure its obligations under the Water Licence, the Company has posted surety bonds with the GNWT in the aggregate amount of CDN$253.5 million and an ILOC in the aggregate amount of CDN$3.1 million.

DDEC holds two authorizations pursuant to the Navigable Waters Protection Act, which allow certain structures to interfere with navigation, and five fisheries authorizations pursuant to the Fisheries Act, which permit the alteration fish habitat in specified circumstances. In order to secure its obligations under the fisheries obligations, the Company has posted ILOC in the aggregate amount of CDN$1.9 million.

In support of planned operations at the Jay kimberlite pipe within the Buffer Zone, a new surface lease, Type A land use permit, and water Licence will be required for certain areas and activities around Lac du Sauvage. DDEC submitted an application to the WLWB in October 2013 for the Jay land use permit and water licence. The Jay proposal was referred by Aboriginal Affairs and Northern Development Canada to the MVEIRB for an environmental assessment in November 2013. The Report of Environmental Assessment completed by the MVEIRB was sent to the GNWT’s Minister of Lands on February 1, 2016. The Report recommended that the Jay project be approved, subject to the measures described in the Report. The recommendation of the MVEIRB was accepted by the Minister of Lands of GNWT on May 19, 2016. DDEC has submitted an updated Jay land use permit and water licence application to the WLWB.

Additionally, in connection with the Jay pipe development, DDEC has received an exemption under Section 24 of the Navigation Waters Protection Act that enables dewatering within the isolated portion of Lac du Sauvage.

Geology and Mineralization at the Ekati Diamond Mine

The bedrock at the Ekati Diamond Mine is dominated by Archean granitoids, intruded by metagreywackes of the YK Supergroup and transected by Proterozoic mafic dykes. No younger cover sediments are preserved. Bedrock is overlain by Quaternary glacial deposits which are generally less than 5 meters thick.

The 45 to 75 Ma kimberlites, part of the Lac de Gras kimberlite field, intrude both the granitoids and metasediments. The kimberlites are mostly small pipe-like bodies (surface area predominantly <3 ha but can reach as much as 20 ha) that typically extend to projected depths of 400–600 m below the current land surface. Kimberlite distribution is controlled by fault zones, fault intersections and dyke swarms.

The kimberlites are made up almost exclusively of olivine-rich volcaniclastic kimberlite (VK), with lesser mud-rich, resedimented volcaniclastic kimberlite (RVK) and primary volcaniclastic kimberlite (PVK). In rare cases (for example, the Pigeon kimberlite), pipes are dominated by or include significant proportions of magmatic kimberlite (MK).

Economic mineralization is mostly limited to olivine-rich re-sedimented volcaniclastic and primary volcaniclastic types. Diamond grades are highly variable. Estimated average grades for kimberlites that have been bulk sampled range from less than 0.05 cpt to more than 4 cpt.

Group 1 kimberlites (coherent or magmatic kimberlite) represent the vast majority of primary diamond deposits that are presently being exploited. The Ekati kimberlites are considered to be examples of a Group 1 kimberlite deposit and display most of the typical features of Group 1 kimberlite pipes.

Exploration at the Ekati Diamond Mine

Exploration at the Ekati diamond Mine comprises of brownfield exploration below kimberlites that have been, or are currently being mined and greenfield exploration to investigate known kimberlites that have not received extensive testing, and generate targets to discover new kimberlites.

Brownfield exploration has focused on advancing Misery Deep and Fox Deep below the existing open pits. Drilling programs were carried out at both Fox Deep and Misery Deep during fiscal 2017 to advance these targets. Based on encouraging results, prefeasibility studies on each of Misery Deep and Fox Deep are currently underway, and are expected to be completed in the second quarter of fiscal 2018 and late fiscal 2018, respectively.

There has been no greenfield exploration of the Ekati Diamond Mine project area for new kimberlites since 2007. Of the 150 kimberlites on the property, 110 remain untested by bulk sampling. The Company has initiated a greenfield exploration program at Ekati in fiscal 2018. Work in fiscal 2018 will comprise of an assessment of all historical geophysical and till sample data at the Ekati Diamond Mine, an evaluation of known kimberlites to prioritize targets, and a field program comprised of geophysics and diamond drilling of high priority targets.

Mining Operations at the Ekati Diamond Mine

The Ekati Diamond Mine operates 24 hours per day, 365 days of the year. Crews are resident on site while they work 12-hour shifts for 14 days, then rotate home for 14 days of rest. Four rotating crews cover 12-hour dayshifts, 12-hour nightshifts, on-site and off-site rotation.

Three pipes are in production concurrently: Koala, Misery Main, and Pigeon. Two additional pipes, Lynx and Sable, are in development with first production anticipated in early fiscal 2018 and early fiscal 2020, respectively.

Open Pit Mining

Open pit production at the Ekati Diamond Mine is currently from the Misery open pit and from the Pigeon open pit. Pre-stripping operations for the first stage pit at Lynx pipe are complete and ore release has commenced early fiscal 2018. An ore haul road has been completed to the Sable project and a frozen core dam is in construction. Pre-stripping operations are planned to be underway at Sable by the second quarter of fiscal 2018.

Dewatering of lake systems that have developed over the kimberlite pipes is generally required prior to commencement of open pit mining activities. The Jay project will be developed within a 5 km length water retention dike in Lac du Sauvage. The kimberlite pipes at Ekati are typically approximately circular in plain view and are generally located within granite, a competent host rock. The ore–waste boundary is abrupt and is readily distinguished by rock type. Ultimate vertical mining depths are 300 m at Misery, 190 m at Pigeon, 140 m at Lynx, and 360 m at Jay.

Design pit slopes vary significantly between waste and kimberlite and are established based on detailed geotechnical and hydrogeological studies and operational requirements for each pipe.

Phased mining has been used at the Misery and Pigeon pipes, and is planned for the Lynx and Jay pipes.

A single circular access ramp around the perimeter of the pit is developed progressively as the benches are mined. Waste rock is hauled to a designated waste rock storage area and dumped to an engineered design. Kimberlite is hauled directly from the Pigeon pit benches to the process plant (5 km). For all other open pit operations, additional kimberlite storage and handling is required.

The main truck loading and haulage equipment currently in use are diesel hydraulic shovel/excavators with a bucket capacity of 12 m3 and 90 t capacity off-road haul trucks. The Company is in the process of transitioning to larger loading and haulage equipment for the Lynx, Sable, and Jay open pits. This larger fleet will include diesel hydraulic shovel/excavators with a bucket capacity of 34 m3, wheel loaders with a bucket capacity of 17 m3, and 220 t capacity off-road haul trucks.

Underground Mining

The Koala mine has been developed with sublevels spaced 20 m apart vertically and 5 m x 5 m drawpoints on a 14.5 m spacing (centre to centre). The highest elevation production sublevel is located at 2050L, approximately 160 m below the base of the former Koala open pit. Ore production from the drawpoints is a combination of the blasted kimberlite and caved kimberlite that lies above the blasted zone through to the pit. As production proceeds, the top of the cave zone below the pit is constantly being drawn down, and the level and profile of the surface expression of the cave zone is closely monitored. Below sublevel 1970L, the mine transitions to an incline cave with the lowest production level located at 1810L.

Kimberlite is transported from the mines via a 1.37 m (54 inch) wide conveyor system. The system consists of four main underground conveyor sections plus a surface “stacker” conveyor, with a transfer arrangement between each conveyor. All production mucking is carried out using load haul dump (LHD) vehicles, tramming to the remuck bays or loading 45 t capacity diesel haulage trucks. Ore is dumped into an ore pass system, and fed to a 500 tph primary mineral sizer before loading onto the 2.4 km long conveyor system from Koala to the process plant. On surface, the radial stacking conveyor discharges to an 8,000 t surface stockpile.

Drilling and Sampling at the Ekati Diamond Mine

Core drilling using synthetic diamond-tipped tools and/or carbide bits is used to define the pipe contacts, wall-rock conditions, and internal geology. An initial drill pattern around each pipe is completed, and depending on the results, additional drilling may be required to further delineate more complex areas. Core drilling is also used to obtain geotechnical and hydrogeological data. In the key kimberlite areas where mineral resources have been estimated, a total of 864 core drill holes (149,930 m) were completed.

Sonic drilling is used to core both soil and bedrock along proposed civil construction projects such as dike alignments. The primary objective of sonic drilling is to characterize the nature and variation of the soil layers beneath the proposed civil work and to determine the depth to bedrock. Recovered soil is geotechnically logged and geotechnical laboratory testing is performed on selected samples. Air track drilling is used to assess overburden thickness and for bedrock identification. A total of 90 sonic drill holes (1,990 m) and 111 air track drill holes (1,200 m) were completed during the 2014 and 2015 winter geotechnical investigation programs in the areas of possible Jay dike alignments to support the Jay PFS and completion of the Jay Feasibility Study. A follow-up sonic and air track drilling program on the Jay dike alignment was concluded in winter 2016 and included 19 sonic drill holes (421 m) and 9 air track drill holds (135 m).

Diamonds for grade estimation and valuation are obtained by reverse circulation (“RC”) drilling and/or by bulk sampling in underground or open pit bulk sample mines. Samples are processed through an on-site sample plant. In the key kimberlite areas where mineral resources have been estimated, a total of 308 RC holes (69,120 m) were completed. During fiscal 2017, three RC drill holes with a hole diameter of approximately 24 inches, were drilled into depths ranging from 448 metres to 600 metres below the previously mined open pit at the Fox pipe. A total of 378 carats were recovered at a 1.0 mm bottom cut-off for an average bulk sample grade of 0.38 carats per tonne.

Conventional concepts of sample preparation and analysis do not generally apply to diamond-bearing kimberlite deposits. Diamonds from large samples must be physically separated from their host rock and described and evaluated. To accomplish that, bulk samples from RC drilling and/or underground/surface operations, must be processed and the diamonds liberated and collected using a sample plant facility. Sample plants are essentially scaled down process plants designed to handle a few tonnes to tens of tonnes per hour.

Bulk sampling and RC sampling provide information on the size distribution and value of the diamonds in a pipe. During RC drilling, an initial 100 to 200 t sample is taken from each prioritized kimberlite pipe and, if encouraging results are obtained, more extensive sampling campaigns are undertaken to provide sufficient grade and diamond value data to support classification of resources. The density and spatial distribution of RC drill holes between pipes varies considerably and depends on a number of factors including pipe size, geologic complexity and grade characteristics relative to economic cut-offs.

Production at the Ekati Diamond Mine

In fiscal 2017, the Ekati Diamond Mine processed (on a 100% basis) approximately 2.50 million tonnes from the mineral reserve and produced approximately 4.4 million carats. The Company processed approximately 1.18 million tonnes from the Koala underground operations with the remaining 1.32 million tonnes sourced from the Misery Main pipe in the Misery pushback open pit operation and the Pigeon pipe open pit operation. Additional plant feed to keep the processing plant at capacity for the period was sourced from the Misery South and Southwest Extension diamond bearing satellite bodies. The Misery satellite bodies are not included in the Company's reserves statement and are therefore considered incremental to production. For fiscal year 2017, the Ekati Diamond Mine processed (on a 100% basis) approximately 2.94 million tonnes of material from all sources and produced approximately 5.21 million carats.

The plan and budget for fiscal 2018 foresees Ekati Diamond Mine production of approximately 5.0 to 5.60 million carats from the mining and processing of approximately 3.15 to 3.50 million tonnes of mineral reserves (the base case). This includes approximately 1.05 to 1.17 million tonnes from the Koala underground operation (combined Koala phases 5, 6 and 7), 1.04 to 1.15 million tonnes from the Pigeon open pit, 0.82 to 0.91 million tonnes from the Misery Main pipe (Misery pushback open pit and approximately 0.24 to 0.27 million tonnes from the Lynx open pit).

In addition to the mineral reserves noted above, the plan for fiscal year 2018 also contemplates processing the inferred resources from the Misery Southwest kimberlite that are made available as the Misery reserves are accessed (the operating case). When this additional resource material from the Misery Southwest pipe is included, the plan for fiscal year 2018 foresees Ekati Diamond Mine production of 6.3 to 7.0 million carats from the mining and processing of approximately 3.7 to 4.00 million tonnes of mineral reserves and resources, which includes approximately 0.44 to 0.49 million tonnes from Misery Southwest kimberlite. The Company cautions that this assessment is preliminary in nature and is based on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that this assessment will be realized.

Cumulative production from the Ekati Diamond Mine since commencement of operations in 1998 to January 31, 2017 has totaled approximately 67.8 million carats.

Mineral Reserve and Mineral Resources Estimates at the Ekati Diamond Mine

The tables below summarize the mineral reserves and mineral resources at the Ekati Diamond Mine as at January 31, 2017, expressed in millions of tonnes, carats per tonne, and millions of carats. Mineral reserves were estimated for the Koala, Misery Main, Pigeon, Sable, Jay and Lynx pipes, and active stockpile materials. Mineral resources were estimated for eight kimberlite pipes: Koala, Fox, Misery Main, Misery Southwest, Pigeon, Sable, Lynx, and Jay.

Totals may not add up exactly due to rounding. The values shown are for 100% of the Ekati Diamond Mine.

Mineral Reserves at Ekati Diamond Mine – January 31, 2017 (100% basis)

Kimberlite Pipes			PROVEN			PROBABLE			PROVEN AND
			RESERVES			RESERVES			PROBABLE
Zone Location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

Koala	Core	UG	-	-	-	1.6	0.6	0.9	1.6	0.6	0.9
Misery Main	Core	OP	-	-	-	2.1	5.4	11.2	2.1	5.4	11.2
Pigeon	Core	OP	-	-	-	6.6	0.5	3.2	6.6	0.5	3.2
Sable	Core	OP	-	-	-	12.0	0.8	10.1	12.0	0.8	10.1
Stockpile	Core	N/A	-	-	-	1.0	0.6	0.6	1.0	0.6	0.6
Jay	Buffer	OP				44.7	1.8	78.6	44.7	1.8	78.6
Lynx	Buffer	OP	-	-	-	1.0	0.8	0.8	1.0	0.8	0.8
Sub-Total Core Zone			-	-	-	23.2	1.1	26.0	23.2	1.1	26.0
Sub-Total Buffer Zone			-	-	-	45.7	1.7	79.4	45.7	1.7	79.4
Total Reserves			-	-	-	68.9	1.5	105.4	68.9	1.5	105.4

Notes to Mineral Reserve Table.

1.

Mineral reserves in the table above have an effective date of January 31, 2017. The mineral reserves estimate was prepared and verified by the Company, under the supervision of Mr. Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of NI 43-101.

2.

Mineral reserves are reported on a 100% basis. As of the date of this Annual Information Form, the Company has an 88.9% participating interest in the Core Zone and a 72.0% participating interest in the Buffer Zone.

3.	The reference point for the definition of mineral reserves is at the point of delivery to the process plant.
4.

Mineral reserves are reported at +1.0 mm (based upon diamonds that would be recovered by the Ekati bulk sample plant using 1.0 mm slot de-grit screens and equivalent to the current Ekati process plant recovery) and inclusive of incremental small diamonds recovered by the Fines Dense Media Separator (“Fines DMS”) circuit which was commissioned in late fiscal 2017.

5.

Mineral reserves that will be, or are mined using open pit methods include Misery Main, Pigeon, Sable, Jay and Lynx. Mineral Reserves are estimated using the following assumptions: Misery Main open pit design assumed dilution of 4% waste and mining recovery of 98% diluted material; Pigeon and Sable open pit designs assumed dilution of 6% waste and mining recovery of 98% diluted material; Jay open pit design assumed dilution of 2% waste and mining recovery of 87% of the diluted material, and Lynx open pit design assumed dilution of <2% waste and mining recovery of 98% diluted material.

6.	Koala mineral reserves are mined using underground mining methods. The Koala mineral reserves estimate assumed an overall dilution of 4% and mining recovery of 87% of the diluted material.
7.

Stockpiles are minor run-of-mine stockpiles (sourced from underground and open pit) that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

8.	Tonnes are reported as millions of metric tonnes, diamond grades as carats per tonne, and contained diamond carats as millions of contained carats.
9.	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

Mineral reserve estimates are based on material classed as indicated mineral resources with dilution and mining/processing recovery factors applied. Depletion has been included in the estimates. No proven mineral reserves have been declared.

Factors which may affect the mineral reserve estimates include diamond price and valuation assumptions; changes to the assumptions used to estimate diamond carat content, block cave designs, open pit designs, geotechnical, mining and process plant recovery assumptions, appropriate dilution control being able to be maintained, changes to capital and operating cost estimates, in particular to fuel cost assumptions, and variations to the permitting, operating or social licence regime assumptions, in particular if permitting parameters are modified by regulatory authorities during permit renewals.

The Company has completed construction of the Fines DMS circuit which will aim to recover small diamonds at a slot screen width between 0.65 and 1.2 millimeters. The Company has commissioned the circuit recently, with the first incremental diamond recoveries expected to be realized in Q1 fiscal 2018. Incremental recovery from the Fines DMS circuit has been included in the estimated mineral reserves.

Mineral Resources at Ekati Diamond Mine – January 31, 2017 (100% basis)

Kimberlite Pipes			MEASURED			INDICATED			INFERRED
			RESOURCES			RESOURCES			RESOURCES
Zone Location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

Koala	Core	UG	-	-	-	4.1	1.0	3.9	0.3	1.7	0.6
Fox	Core	UG	-	-	-	45.6	0.4	16.5	5.4	0.4	2.2
Misery Main	Core	OP	-	-	-	2.6	5.5	14.1	0.8	3.5	2.8
Misery Southwest	Core	OP	-	-	-	-	-	-	0.5	3.0	1.6
Pigeon	Core	OP	-	-	-	11.0	0.5	5.5	1.7	0.4	0.8
Sable	Core	OP	-	-	-	15.4	0.9	14.3	0.3	1.0	0.3
Stockpile	Core	N/A	-	-	-	1.0	0.8	0.8	7.2	0.4	2.8
Jay	Buffer	OP				48.1	1.9	89.8	4.2	2.1	8.7
Lynx	Buffer	OP	-	-	-	1.3	0.8	1.1	0.2	0.8	0.2
Sub-Total Core Zone			-	-	-	79.7	0.7	55.0	16.2	0.7	10.9
Sub-Total Buffer Zone			-	-	-	49.5	1.8	90.9	4.4	2.0	8.9
Total Resources			-	-	-	129.1	1.1	145.9	20.6	1.0	19.8

Notes to Mineral Resource Table.

1.

Mineral resources in the table above have an effective date of January 31, 2017. The mineral resources estimate was prepared and verified by the Company, under the supervision of Mr. Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of NI 43-101.

2.

Mineral resources are reported on a 100% basis. As of the date of this Annual Information Form, the Company has an 88.9% participating interest in the Core Zone and a 72.0% participating interest in the Buffer Zone.

3.	Mineral resources are reported inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
4.

Mineral resources are reported at +0.5 mm (based upon diamonds that would be recovered by the Ekati Bulk Sample Plant using 0.5 mm width slot de-grit screens) and retained on a 1.0 mm circular aperture screen.

5.

Mineral resources have been classified using a rating system that considers drill hole spacing, volume and moisture models, grade, internal geology and diamond valuation, mineral tenure, processing characteristics and geotechnical and hydrogeological factors, and, depending on the pipe, may also include kriging variance.

6.

Mineral resources amenable to open pit mining methods include Misery, Pigeon, Sable, Jay and Lynx. Conceptual pit designs for open cut mineral resources (Misery, Pigeon, Sable, Jay and Lynx) were completed using Whittle shell analysis. Parameters used in pit shell analysis varied by kimberlite and ranges included: overall pit slope angles were selected to meet the particular design requirements for each pipe and range from 35–62º, mining costs of CDN$5–8/wmt, processing costs of CDN$16–26/dmt, general and administrative costs of CDN$17-29/dmt and diamond valuations that ranged from $37–$230 ct.

7.

Mineral resources amenable to underground mining methods include Koala and Fox Underground. Conceptual underground designs for Koala were based on a sub-level cave mining method utilizing 20m sub-levels and CDN$38–63/dmt operating cost. Conceptual underground designs for Fox were based on a 130m deep block cave mining method and CDN$50-84/dmt operating cost. Operating costs vary by elevation within the deposits. Diamond valuations ranged from $231–$311/ct.

8.	An updated mineral resource was completed and is reported for Fox Deep based on the final results from the winter 2016 RC drilling program.
9.

Stockpiles are located near the Fox open pit and were mined from the uppermost portion of the Fox open pit operation (crater domain kimberlite). Minor run of mine stockpiles (underground and open pit) are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

10.	Tonnes are reported as millions of metric tonnes, diamond grades as carats per tonne, and contained diamond carats as millions of contained carats.
11.	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied this time, and as such they represent in situ values. Mineral resources take into account geologic, mining, processing and economic constraints, and have been defined within a conceptual stope design or a conceptual open pit shell. Depletion has been included in the estimates. No measured mineral resources are reported. The Company cautions that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Factors which may affect the mineral resource estimates include: diamond book price and valuation assumptions; changes to the assumptions used to estimate diamond carat content, block cave designs, open pit designs, geotechnical, mining and process plant recovery assumptions, and the effect of different sample-support sizes between RC drilling and underground sampling.

Social and Environmental Licences and Policies at the Ekati Diamond Mine

The Ekati Diamond Mine is committed to developing and supporting its social licence to operate within the Northwest Territories. The Company has private Impact Benefit Agreements (“IBAs”) with four Aboriginal groups: Tlicho, Akaitcho, North Slave Metis Alliance and the Kitikmeot Inuit Association. The IBAs operate under a policy based on mutual respect, active partnership and long-term commitment. The IBAs extend over the life-of-mine of the Ekati Diamond Mine, and provide mine-related training, employment, business development, and capacity-building opportunities to members of the four Aboriginal groups.

The Company has a strong community engagement program, which provides for regular and open dialogue with the affected Aboriginal communities. Since taking ownership of the Ekati Diamond Mine in April 2013, senior executives have been in regular contact with Aboriginal groups, through meetings, workshops and site-based activities, and have made numerous community visits for public presentations about the Company and the new projects being proposed. All IBAs have resulted in training, employment, and business opportunities,

A Socio-Economic Agreement was concluded with the GNWT, and has been in place since 1996. The Company provides financial support for long-term sustainable community development projects. The Company also works to incorporate traditional knowledge in environmental monitoring programs through discussions with communities and on-the-land initiatives which provide direct input into these programs. These programs contribute approximately CDN $5 million annually to local communities.

The Company has a policy of maximizing the number of employees from the Northwest Territories, including the Aboriginal communities. Employment of northern residents, and in particular Aboriginal residents, is a priority, and, as February 1, 2017, the Company has filled 62% of positions with northern residents, of which 35% are Aboriginal northerners. In terms of workforce numbers, the Company continues to exceed the employment numbers as set out in the Socio-Economic Agreement. Figures are published publicly on an annual basis in a report submitted to the GNWT and Aboriginal communities.

A number of environmental monitoring programs are in place at the Ekati Diamond Mine, and include ongoing assessments of water quality, fish habitats and health, seepage, wildlife, re-vegetation, air quality, and geotechnical stability.

DDEC operates the Ekati Diamond Mine under an Environmental Agreement with the Government of Canada and the GNWT that was concluded in 1997. As a result of Devolution, the GNWT has assumed the responsibilities and obligations of the Government of Canada under the Environmental Agreement. The Environmental Agreement is binding over the life-of-mine until full and final reclamation has been completed. The Environmental Agreement provides for an Independent Environmental Monitoring Agency (“IEMA”) which operates at arm’s length and independent of the parties to the Environmental Agreement as a public watchdog of the regulatory process and implementation of the Environmental Agreement. The security currently required under the Environmental Agreement is set at CDN $19.9 million, which is secured by way of a Surety Bond. The Company has also provided a guarantee of CDN $20 million for other obligations under the Environmental Agreement for the Ekati Diamond Mine.

The Diavik Diamond Mine

Technical Report

The Company filed a technical report on the mineral resources and reserves at the Diavik Diamond Mine pursuant to NI 43-101 of the Canadian Securities Administrators on March 31, 2017. The scientific and technical information on the Diavik Diamond Mine included in this Annual Information Form was prepared by DDMI, operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of NI 43-101.

Property Location, Access and Infrastructure of the Diavik Diamond Mine

The Diavik Diamond Mine is located approximately 300 km northeast of Yellowknife in the Northwest Territories. The mine site is situated on a 20 km2 island in Lac de Gras, at latitude 64o 30’ N and longitude 110o 20’ W. The Diavik Joint Venture consists of the Diavik Diamond Mine and its surrounding exploration properties. There are no known surface rights issues affecting the mine facilities or access to the Diavik mineral resources and mineral reserves.

The Diavik Diamond Mine is a remote site with strictly controlled access and security. Access to the mine is by air year-round, and by a 425 km ice road that is constructed annually in winter that operates for only eight to ten weeks between early February and end of March. Most of the supplies required for the mine including fuels, lubricants, construction materials and bulk explosives, are transported over this road. For year-round air access, the Diavik Diamond Mine has a 1,600 m long airstrip able to accommodate passenger aircraft and large Hercules-class transports. Personnel are transported to and from the site from several northern communities by small commuter aircraft. Also, weekly service to and from Edmonton is provided by Boeing 737 jet aircraft and Avro RJ85 regional jet.

The remoteness of the mine requires it to operate like a self-contained community, generating its own electricity and potable water, managing its own wastes including sewage and effluent treatment, maintaining emergency response and medical services, offering site-based recreation and education facilities, and providing wholesome meals and single-occupancy quarters. All of the mine workings, tailings impoundments, mine rock stockpiles, ore processing operations, shops and other service facilities/utilities including dining and accommodations are integrated at a single site.

The Lac de Gras region is north of the tree line in the barrenlands and is characterized by a profusion of shallow lakes large and small, impeded drainage, low relief, and a mix of hummocky boulder-strewn terrain and rock exposures. The elevation of the flat topography typically ranges between 400 to 435 m above sea level. Lac de Gras itself varies from 4 m to more than 25 m deep in the area of the Diavik kimberlites, and forms the headwaters of the Coppermine River system. The area was studied extensively during 1994 to 1997 to develop a knowledge baseline for the local and regional environment surrounding the Diavik Diamond Mine.

History of the Diavik Diamond Mine

The original Diavik claims were staked by the Company in late 1991 and early 1992. Under an option agreement, Kennecott Canada Inc. (“Kennecott”) acquired the right to earn a 60% joint venture interest which Kennecott exercised following the discovery of four diamond-bearing kimberlite pipes under the waters of Lac de Gras. The Diavik Joint Venture was consummated in 1995 between Kennecott and a predecessor to the Company, with Kennecott acting as manager. Kennecott assigned its rights and interests in the Diavik Diamond Mine to DDMI in 1996. Both Kennecott and DDMI are subsidiaries of Rio Tinto.

The A-21, A-154 North and A-154 South kimberlite pipes were discovered in 1994. The A-418 pipe was discovered in 1995. Subsequently, mini-bulk samples were obtained from the A-154 South, A-154 North, A-418 and A-21 pipes by large diameter core drilling. Additional delineation drilling was also carried out. An underground decline was driven and bulk samples were mined from the A-154 South and A-418 pipes.

The initial mineral resource estimate was completed in 1998, comprised of all four pipes, which was the basis for the Diavik feasibility study prepared during 1999. Following economic analysis of the project, a production decision was taken in 2000 to develop the Diavik Diamond Mine.

Construction on site commenced in 2001 and continued into early 2003. Equipment, construction materials, fuel and supplies were trucked to the site on the annual winter road. Site facilities built include the ore processing plant, power generation plant, maintenance shops, accommodations, fuel storage, processed kimberlite (tailings) containment, water treatment system, and an airstrip.

A 3.9-kilometre-long water retention dike was constructed around the planned site of the A-154 open pit. After dewatering the pool within the dike, lake-bottom sediments and till overburden were removed to expose the A-154 South and A-154 North pipes for mining. Initial mining and trial processing of kimberlite commenced in November 2002. Commercial production commenced in January 2003 with first sales taking place later that year.

A second dike 1.3 kilometres long was built during 2005 and 2006 around the planned A-418 open pit adjacent to the A-154 open pit. Following dewatering of the A-418 pool, overburden and waste rock stripping began in late 2006 with A-418 kimberlite becoming available for mining during 2008. Mining of the two open pits was concurrent and carried out by the same crew.

During the period 2005 to 2007, a new underground decline was advanced for exploring and sampling the A-418, A-154 North and A-154 South pipes at depth and for collecting engineering data for designing the underground mining of these kimberlites below the open pits. Feasibility studies supported corporate approvals in late 2007 to proceed with underground mining in the three pipes to be phased in as open pit production tapered off. Underground mine development and supporting infrastructure expansions took place from 2008 to 2010.

The open pit portion of A-154 North depleted in 2008, A-154 South finished in 2010 and A-418 ended in late 2012. Against the backdrop of these planned open pit depletions, underground mine production from all three pipes concurrently was ‘ramped up’ beginning with A-154 North and A-154 South in 2010 and A-418 commencing in 2012 to achieve full underground production by the start of 2013.

The Diavik Diamond Mine was designed to process 1.5 million tonnes per year through the plant. After the first year of operation, throughput has consistently exceeded 2 million tonnes processed each year to date with the exception of a planned curtailment for 2009 during a market adjustment.

The A-21 pipe will host a third dike and open pit for Diavik. Construction began in 2015. Completion of the dike and pool dewatering is expected in 2018, followed by pre-production stripping leading to first kimberlite production anticipated by the end of 2018. The timing of A-21 in the mine plan strengthens the enterprise by complementing production from an increasingly deepening underground mine. The timing of capital expenditure and maximizing of benefit for the mine as a whole were considerations in the strategic timing of A-21.

Mineral Tenure and Royalties at the Diavik Diamond Mine

Until recently, a total of 302 mining leases were held in the Diavik Joint Venture which represented a land package of approximately 678,220 acres. A number of outlying leases not affecting the Diavik Diamond Mine have been transferred to the Company so that the Diavik Joint Venture is currently comprised of 153 mining leases covering 330,230 acres.

An NWT Royalty is payable to the GNWT, equal to the lesser of either (i) 13% of the output value of the mine, or (ii) an amount calculated based on a sliding scale of royalty rates dependent upon the value of output of the mine, that can range from 5% for production between CDN$10,000 and CDN$5 million to 14% for production over CDN$45 million. There are two additional net revenue royalties payable to third parties (outside of the Diavik Joint Venture) relevant to current production from the Diavik Diamond Mine, varying from approximately 1% to 2% of net revenues depending on where the production has come from.

Permits, Licences and Other Property Tenure Rights at the Diavik Diamond Mine

All Licences and permits required to undertake operations at the Daivik Diamond Mine are held by DDMI, as operator.

In August 2000, the Diavik Diamond Mine was issued with a Type “A” Water Licence with associated engineering and management plans required under the licence being approved by the MVEIRB and the WLWB three months later. In 2015, the WLWB renewed the Diavik water licence to October 18, 2023. The regional WLWB recommended the eight year licence renewal after public review.

The Diavik Diamond Mine has at all times since inception been in compliance with all permits and there are no outstanding liabilities or charges known at this time.

Geology and Mineralization at the Diavik Diamond Mine

The Diavik Diamond Mine is located in the central part of the Slave Structural Province which forms a distinct cratonic block within the Canadian Precambrian Shield.

Local geology in the Lac de Gras area is well represented by three main Archean lithologies: (1) greywacke-mudstone metaturbidites, (2) biotite±hornblende tonalite to quartz diorite, and (3) two-mica or K-spar porphyritic granite and granodiorite. The metasedimentary greywacke, siltstone and mudstone rocks exhibit features ascribable to turbidity deposition, including graded beds, and are typical of the metaturbidite domains in the Slave Structural Province. In areas of tonalite to quartz diorite, the principal components are biotite and hornblende and plagioclase but local alteration zones can contain epidote, sericite and chlorite. The two-mica granitoids are believed to be representative of an extensive pan-Slave suite of granite, granodiorite and pegmatite. The granite and granodiorite in the local area vary compositionally and texturally with primary constituents in all phases being quartz, K-spar, plagioclase, muscovite and biotite. Distinctive accessory minerals include tourmaline, apatite and garnet.

Diabase dykes are present in the area. Grouped on the basis of orientation, at least three sets of dykes can be distinguished. Typically occurring en echelon within sets, individual dykes are irregular in width and texturally indistinguishable.

Kimberlite pipes were formed by relatively recent volcanic eruptions which intruded the older Archean granitoid and metasedimentary rocks of the Slave Craton. The kimberlites and their host rocks were then covered by a Quaternary glacial till which was generally up to 40 metres thick in the immediate vicinity of the pipes.

The mineral resource and reserve for the Diavik Diamond Mine consists of four diamond-bearing kimberlite pipes located under water in Lac de Gras. The pipes are relatively small, each having surface expressions less than 200 metres in diameter.

The Diavik kimberlite pipes are made up of three facies. A coherent (hypabyssal) facies was formed by the crystallization of kimberlite magma, often at depth, and has not been explosively emplaced. The pyroclastic facies is interpreted as an explosive air-fall deposit which may have been deposited in water. The volcaniclastic facies was formed by a mixture of pyroclastic deposition and re-sedimentation of pyroclastic kimberlite and host material from a volcanic edifice which flowed back into the open crater remaining after eruption. The pipes also contain varying amounts of host rock dilution which was incorporated during the eruption.

Diamonds are generally included as xenocrysts in kimberlite magma as it was formed and ascended through the upper mantle and crust. As the earth’s surface was approached, the kimberlite magma erupted explosively to form the characteristic root-like pipe shape. Abundant kimberlite erupted as pyroclastic ejecta and fell both within and adjacent to the pipe. The pipe was filled with a combination of pyroclastic kimberlite, hypabyssal kimberlite, and mudstone that slumped back into the pipe. At Lac de Gras, the tops of the pipes were removed by continental glaciation. The kimberlites are softer than the surrounding rocks so that depressions were formed after the glaciers retreated and filled with water to become lakes. When the pipes occur under larger lakes, such as Lac de Gras, the pipes typically lie beneath small depressions on the lake bottom.

The kimberlite within each of the Diavik pipes has been subdivided into four to seven geology units for resource modeling. Units were broadly defined with the purpose of correlation across the pipe on a mine scale. The units were defined on the basis of macroscopic criteria, mud dilution, grain size, magnetic susceptibility, and textural and alteration characteristics. These aspects of kimberlite composition can exert control on diamond stone size and stone count, and hence diamond grade (carats per tonne), as well as geotechnical and processing characteristics.

Diamonds are present in all of the kimberlite units with some variation in grade and stone size distributions. For each of the Diavik pipes in the mineral reserve and mine plan, average grades are higher than economic cut-off/break-even so mining selectivity is not required and all of the kimberlite is expected to be mined and processed.

Exploration at the Diavik Diamond Mine

Airborne geophysical techniques and heavy mineral sampling in till were applied to identify targets which were ranked for additional exploration by more detailed geophysics and sampling. The most prospective targets were subsequently drilled to define the extent of the kimberlite and for micro-diamond determination. Where results were encouraging, large diameter core drilling was used to obtain mini-bulk samples (6-inch diameter core to depths of 250 metres followed by 3.5 -inch diameter (PQ) to the end of hole). This approach led to the discovery of a number of kimberlite pipes which were further tested by small- and large-diameter core drilling. Four of the kimberlite pipes were found to have potentially economic concentrations of diamonds and were subject to mini-bulk sampling by large-diameter core drilling, underground bulk sampling and feasibility studies, culminating in the construction of the Diavik Diamond Mine.

Exploration continued after the mine start-up and into operations, until 2013. Activities included additional geophysical surveying, till sampling, sample processing, indicator mineral counts and analyses, mapping and drilling. Many more kimberlites were found but none have been economic to date.

There are currently no active field programs underway on the joint venture leases, although a field program is planned for three pipes in 2017.

Mining Operations at the Diavik Diamond Mine

The Diavik Diamond Mine operates 24 hours per day, 365 days of the year. Crews are resident on site while they work 12-hour shifts for 14 days, then rotate home for 14 days of rest. Four rotating crews cover 12-hour dayshifts, 12-hour nightshifts, on-site and off-site rotation.

Three pipes are in production concurrently: A-154 South, A-154 North, and A-418. The fourth pipe, A-21, is in development with first production anticipated for late 2018.

Mine operation began in 2003 with open pit mining. Diavik became a fully underground mine in late 2012 after a planned three-year transition phase. The three current production pipes are adjacent to one another and share common underground portal access and infrastructure.

Sub-level retreat is the mining method in A-154 South and A-418. This top-down method relies on the competence of the surrounding host rock while the kimberlite within is bulk-mined in a retreating sequence. An increasingly deepening open-air void is left as mining pushes deeper over time. With competent surrounding wall rock and virtually complete removal of kimberlite in a single pass without primary and secondary phases, mined voids are not backfilled.

Blast hole stoping with cemented rockfill is the mining method in A-154 North. The location of A-154 North within the wall of the A-154 open pit and within the foundation rock mass very near the A-154 dike makes the requirement for backfill in this mining method most suitable for overall stability of the integrated pit-dike-underground system. Alternating panels (stopes) of kimberlite on a given level are mined and then backfilled with cemented rockfill. After curing, the remaining secondary panels of kimberlite in between are then mined and similarly backfilled. Levels are mined in a bottom-up sequence so that the rock mass underfoot becomes increasingly strengthened by rising volumes of cemented rockfill as the mining activity over time approaches the critical infrastructure on surface. In addition to the cost for backfill in this mining method, advanced development of access and infrastructure at depth ahead of production is an upfront cost.

The underground mine is mechanized and conventional. Personnel and materials enter and leave the mine through three portals. The mining fleet includes drills, rock bolters, scooptrams, haulage trucks, personnel carriers and vehicles, and various specialized utility pieces. Daily activities include drilling, blasting, loading and hauling, backfill handling, and mine drainage activities.

Blast-hole stopes are planned 25 metres high and sub-level retreat stopes are also 25 metres. Both mining methods take place simultaneously and multiple faces are in production from more than one level.

Ore (and waste) from underground is brought to surface at the portal entrances by underground haulage trucks and placed in designated piles. The “portal muck” is then picked up by front-end loader and put onto surface haulage trucks – kept in service from the earlier open pit mining – and taken to the ore processing plant (or waste rock storage, if waste rock).

A-21 production will bring open pit mining back to Diavik. Much of the surface mining fleet has been retained and kept in running condition, and many of the operators remain available on site. The A-21 open pit has been designed and will be mined similarly to the A-154 and A-418 open pits. Benches in the two completed pits and for A-21 are 10 metres high. Catchment berms in the final walls are located every three benches, and the ‘triple-benched’ 30 metre walls are pre-sheared (pre-split) in a single 30 metre pass. The daily activities of drilling, blasting, loading, hauling, dozing and dewatering are supported by drills, excavators, 240-ton (216-tonne) and 100-ton (91-tonne) haulage trucks, dozers, graders and service vehicles.

Drilling and Sampling at the Diavik Diamond Mine

Now in advanced stages of production, Diavik’s three current production pipes are well delineated except at great depth. The pipes have sharp contacts with the granitoid host rock. Collection of pierce point drill hole data to define the size and shape of the kimberlitic bodies began during initial evaluation activities in 1995. Early delineation efforts supported the calculation of volumes and spatial dimensions leading to the first mineral resource estimate in 1998 and initial mine designs in 1999. Further delineation drilling was conducted in each of the four pipes once mining commenced after 2003, guiding important volume updates and increasing significantly the number of pierce points for resource modeling. Since the start of underground mining in 2010, still more pierce points have been added to the models from ongoing underground probe drilling that has been adopted to delineate the kimberlite boundaries at close range. In addition, as the pipes are mined, exposed contacts are surveyed and these as-mined contact points are also added to the pipe models.

Initial work during 1995 to 1997 included large diameter core (“LDC”) holes drilled in each pipe to produce sufficiently large samples for macrodiamond (>1 millimetre) analysis. LDC holes were drilled vertically, starting with six-inch core and stepping down to three- to four-inch core at depths of around 250 metres (drilling equipment limitations). Samples were recovered in varying lengths (nominally 15 metres for six-inch core and 25 metres for three- and four-inch core) attempting to maintain consistent sample weight and yielding a minimum of around 30 stones per sample.

Large diameter reverse circulation (“LDRC”) drilling for bulk sampling has been carried out in all four of the pipes to improve mineral resource and reserve definition since the mine started up. This has provided increased accuracy and confidence in production-scale forecasting for the mine. All of the LDRC holes were vertical with diameters ranging from 13.75 to 24 inches depending on the grade of the pipe.

LDRC drill sampling prior to commencing production was possible for A-154 North, A-418 and A-21. In 2004, an in-pit LDRC program for A-154 North sought to increase local grade confidence in the upper part of the pipe as well as to drill deep LDRC holes to produce a package of diamonds for further price valuation. A-418 was also a focus in 2004 as well as 2005 during which LDRC drilling was conducted from lake ice to the bottom of the open pit that was being planned at the time. LDRC drilling from lake ice was also carried out for A-21, in 2008, to augment an underground bulk sample that had been mined in 2007.

LDRC drilling in A-154 South was performed only as open pit mining was finishing, in 2009, in preparation for underground mining that would commence the following year.

In 2011, in-pit LDRC drilling also took place in A-418 which extended the reserve into the underground mining of the pipe that would commence in late 2012.

In addition to planned drilling programs, ad hoc sampling for ‘trouble shooting’ in support of production have been carried out. On two occasions – once in A-154 South and once in A-418 – when grade reconciliation was consistently negative for a period of time, a set of mini-bulk samples of approximately two tonnes each were collected on a single bench to examine local grade variability at higher resolution and fill in data gaps in the forecasting models.

Since the transition to underground mining, kimberlite samples are being collected routinely from ore development drifts in A-154 South, A-154 North and A-418 as mining progresses. In areas where grade samples have not been collected previously, two- to four-tonne samples are collected from the mined ore.

The collection, handling, transport, custody and processing of samples is performed under strict security that has been established for the Diavik diamond operations. This includes limited physical access, card-lock controls, strategically located cameras with full-time monitoring, employee search policies and procedures. DDMI has a separate, trained, full time security force.

Production at the Diavik Diamond Mine

Production at the Diavik Diamond Mine is currently from the underground mining of three ore bodies concurrently: A-154 South, A-154 North, and A-418. Future production will include a fourth ore body, A-21, which is in development as an open pit.

In calendar 2015, 6.4 million carats of diamonds were recovered from nearly 2.0 million tonnes processed (on a 100% basis). The decrease in carats from the original 2015 calendar plan of 7.0 million carats was due to a combination of ore availability issues resulting from lower mining rates from A-154N and lower grades from A-418 earlier in the year, and availability of the process plant in the fourth calendar quarter. Meanwhile, the underground crews met the mined ore production target of 2.1 million tonnes for 2015.

In calendar 2016, 6.7 million carats of diamonds were recovered from 2.2 million tonnes processed (on a 100% basis). Underground mining extracted nearly 2.3 million tonnes of ore for this. The decrease in carats from the planned 7.0 million carats is attributable largely to higher ore dilution than expected due to granite raveling from the walls of the dormant A154 and A418 open pits high above the blasted underground ore below.

The plan for calendar 2017 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 7.6 million carats from the processing of approximately 2.2 million tonnes of ore with the mine extracting between approximately 2.2 to 2.3 million tonnes. Ore production will be entirely from underground with approximately 21% from A-154 South, approximately 35% from A-154 North and approximately 44% from A-418.

Cumulative production from the Diavik Diamond Mine to December 31, 2016 has totaled 104.2 million carats of diamonds (100% basis).

Mineral Resources and Mineral Reserve Estimates at the Diavik Diamond Mine

The tables below summarize the mineral reserves and mineral resources at the Diavik Diamond Mine as at the end of December 31, 2016 expressed in millions of tonnes, carats per tonne, and millions of carats. Totals may not add up exactly due to rounding. The values shown are for 100% of the Diavik Joint Venture.

The mineral reserve and mineral resource estimates presented below were prepared by or under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of NI 43-101.

The mineral reserves account for all depletions due to production and sampling to the end of December 31, 2016. The mineral reserves also include forecasted mining losses and dilution. Underground mining dilution and losses have been assessed regularly since the underground production ramp-up began in 2010. Because more than one mining method is underway in the underground mine, dilution and losses are a function of the method used, experience and observation. The future A-21 open pit is expected to have dilution and losses similar to those achieved during Diavik’s first decade as an open pit operation.

New data from surveying along with the results of new samples taken in active mining areas were incorporated into the latest reserve and resource models in calendar 2016.

A-21 is in development as an open pit and is on track to commence ore production in the second half of 2018.

Mineral Reserves at Diavik Diamond Mine – December 31, 2016 (100% basis)

Kimberlite Pipes		PROVEN			PROBABLE			PROVEN AND
		RESERVES			RESERVES			PROBABLE
	Type	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct

A-154 South	UG	0.3	3.2	1.0	0.7	3.7	2.8	1.1	3.6	3.8
A-154 North	UG	3.6	2.4	8.5	4.6	2.3	10.8	8.2	2.3	19.3
A-418	UG	1.8	4.1	7.5	1.9	3.1	6.0	3.7	3.6	13.4
A-21	OP	3.3	2.8	9.4	-	-	-	3.3	2.8	9.4
Stockpile	N/A	0.03	2.8	0.1	-	-	-	0.03	2.8	0.1
Sub-Total – Underground		5.7	3.0	16.9	7.3	2.7	19.5	13.0	2.8	36.4
Sub-Total – Open Pit		3.3	2.8	9.4	-	-	-	3.3	2.8	9.4
Sub-Total – Stockpile		0.003	2.8	0.1	-	-	-	0.03	2.8	0.1
Total Reserves		9.1	2.9	26.4	7.3	2.7	19.5	16.3	2.8	46.0
Note: Totals may not add up due to rounding.

The mineral reserves estimate reflects a bottom screen size of 1 mm. Stockpiles are minor run-of-mine stockpiles that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

Mineral Resources at Diavik Diamond Mine – December 31, 2016 (100% basis)

Kimberlite Pipes		MEASURED			INDICATED			INFERRED
		RESOURCES			RESOURCES			RESOURCES
	Type	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct

A-154 South	UG	-	-	-	-	-	-	0.4	2.8	1.2
A-154 North	UG	-	-	-	-	-	-	0.5	2.3	1.1
A-418	UG	-	-	-	-	-	-	0.2	2.5	0.5
A-21	OP	-	-	-	0.4	2.4	0.9	0.8	3.5	2.7
Total Resources		-	-	-	0.4	2.4	0.9	1.9	2.9	5.5
Note: Totals may not add up due to rounding.

The mineral resources estimate reflects a bottom screen size of 1 mm. The mineral resources are exclusive of mineral reserves and have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The potential for economic viability and the ability to mine the mineral reserves are not limiting factors in determining the confidence class into which the reserves are placed. Therefore, the mineral reserves are classed according to geological confidence.

Measured resources within engineered mine designs that provide positive cash flows are considered to be proven reserves. Indicated resources within engineered mine designs that provide positive cash flows are considered to be probable reserves.

Inferred resources are not considered to have sufficient geological confidence to be converted into any reserve classification regardless of economic merit.

Mining and economic confidence is based on a number of notables. Production performance has been sustained and consistent since the start-up of the mine in 2003. The operation transitioned smoothly from successful open pit mining to the currently successful underground mining. Kimberlite processing performance and product recovery and sales are proven. The geology is reasonably well understood and forecast models are reconciled rigorously with actual production results. The mine designs, detailed working plans and mining schedule updates are based on engineering principles. Cut-off grade analyses and life-of-mine business plan projections are favourable. Ore-body knowledge programs are ongoing and supported by management of DDMI.

Social and Environmental Licences for the Diavik Diamond Mine

The Diavik Diamond Mine at Lac de Gras, Northwest Territories, Canada, is located within Tlicho lands as defined by the Tlicho Land Claims and Self-Government Agreement signed in 2003 by the Dogrib Treaty 11 Council (now the Tlicho Government), the GNWT and the Government of Canada. The Tlicho Land Claims and Self-Government Act received Royal Assent in 2005. This legislation resulted in the first combined comprehensive land claim and self-government agreement in the Northwest Territories. Additionally, the Akaitcho Dene First Nations, comprised of Yellowknives and Chipewyan First Nations peoples are working towards signing an agreement-in-principle, which will lay out the principles for an agreement between the parties on land, resources, and governance. Five Aboriginal groups have asserted land claim interests in the Lac de Gras area, including the Tlicho Government, the Lutsel K’e Dene First Nation, Yellowknives Dene First Nation, the North Slave Metis Alliance and the Kitikmeot Inuit Association.

DDMI has negotiated private Participation Agreements with each of the five Aboriginal groups, under a policy based on mutual respect, active partnership and long-term commitment. The Participation Agreements provide mine-related training, employment, business development, and capacity-building opportunities to members of the five Aboriginal groups. All five Aboriginal Participation Agreements have resulted in training, employment, and business opportunities, and relations with the Diavik Diamond Mine’s neighbouring communities are positive. DDMI and the five Aboriginal groups have renewed the Participation Agreements.

DDMI has a socio-economic monitoring agreement with the GNWT and the five Aboriginal groups as signatories.

DDMI, on behalf of the Diavik Joint Venture, through the Participation Agreements, community projects, donations and scholarship funding, contributes approximately CDN$5 million annually to local communities. DDMI, as a northern Canadian business, has a policy of maximizing the number of employees from the North, including the Aboriginal communities. Employment of northern residents, and in particular Aboriginal residents, is a priority, and DDMI has committed to use best efforts to fill 66% of the mine’s operations jobs with northern residents, of which 40% would be Aboriginal northerners. In terms of workforce numbers, DDMI continues to exceed its feasibility study workforce projections. Figures are published publicly on an annual basis in a report submitted to the GNWT and Aboriginal communities.

DDMI has an Environmental Agreement with the Government of Canada, the GNWT, and the five Aboriginal groups. The Environmental Agreement requires that security be provided to cover estimated reclamation and remediation costs. On August 25, 2015, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP was required to post its proportionate share of the security deposit used to secure the reclamation obligations for the Diavik Diamond Mine. Currently, the Company has provided letters of credit in the amount of CDN$60 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine.

Requirements in the Environmental Agreement are monitored by the Environmental Monitoring Advisory Board (“EMAB”), which was established as part of the agreement. EMAB includes board members from each of the signatories to the Environmental Agreement and operates at arm’s length and independent of the parties to the Environmental Agreement as a public watchdog of the regulatory process and implementation of the Environmental Agreement.

A full-time environmental staff is responsible for monitoring, directing and reporting environmental matters. Rio Tinto Standards set out minimum requirements for all Rio Tinto operations related to Health, Safety and Environment. Implementation of the standards is monitored and verified internally by DDMI and through third-party audits conducted by Rio Tinto auditors every three years.

Other Relevant Data and Information

Since the start of operations in 2003 the Diavik Diamond Mine has put forth achievable plans, made reliable forecasts, and delivered on expectations. Ore produced from the mine, whether open pit or underground or both, is brought to the ore processing plant on site which has operated continuously since the beginning and kept pace with demands.

The processing plant uses no chemicals or reagents. Gravity-based methods rely on the relatively heavier weight of diamonds to separate them. The process involves crushing, screening, separation in dense media (ferro-silicon) and x-ray sorting. The recovered diamonds are separated and packaged by size, weighed, secured in a vault to await transport, packed into a special container and flown discreetly to the mine’s high-security facility in the city of Yellowknife.

In Yellowknife the diamonds are cleaned, sorted and split into DDDLP’s 40% share and DDMI’s 60% share. The cleaning and sorting facility’s quality management earned ISO 9001 certification.

Other Property

Lac de Gras Joint Venture

The Company has an ownership interest in the Lac de Gras block of mineral claims and mining leases through an unincorporated joint arrangement between its wholly owned subsidiaries Dominion Diamond Holdings Ltd. (“DDHL”) (30.04%); 6355137 Canada Inc. (30.04%) and North Arrow Minerals Ltd. (39.92%) 1 (the “LDG JV”). The LDG JV encompasses a large, contiguous block consisting of 158 mineral claims and 32 mining leases covering an area of 147,200 hectares, which is currently the subject of a multi-phased exploration program. DDHL is the Operator of the LDG JV.

________________________
1 By notice dated February 28, 2017, North Arrow Minerals Ltd. advised that it has elected not to contribute to the fiscal 2018 Program approved by the Management Committee. The Interest of the Participants shall be recalculated in accordance with the joint venture agreement.

The Lac de Gras block of mineral claims and mining leases has undergone diamond exploration work by various companies over a period spanning 25 years. In 2013, as part of an Option Agreement with North Arrow, DDHL undertook a program to investigate the distribution of Kimberlitic Indicator Minerals (KIM’s) in the overburden and to compile available data from previous investigations. The field program utilized a RC drilling till sampling technique that provided samples from the entire glacial till column. The samples were processed to recover KIM’s and the results were integrated into a compilation of existing public data obtained from previous exploration work. This compilation showed a broad scatter of KIM’s both throughout the surficial till cover and across the property.

The exploration program for the 2016 calendar year involved a mix of desktop studies, having the objective of further refining the broad scatter of KIM anomalies and fieldwork, and defining targets for drill follow-up in 2017. A data package of publicly available airborne geophysical data was reviewed to determine which data was suitable for reinterpreting using modern processing, re-interpretation and analysis. In particular, the re-assessment of existing airborne geophysical data highlighted areas recommended for re-surveying. This resurveying was undertaken by Geotech Ltd, whose VTEM Time Domain EM system locates discrete conductive anomalies and maps lateral and vertical variations in resistivity. The system had been successfully used over kimberlites in Russia and in northern Canada. A total of 3,020 line-kilometres of geophysical data were acquired during the survey.

The resurveying work and other desktop studies undertaken in the 2016 calendar year identified numerous anomalies within the Lac de Gras block of mineral claims and mining leases. A selection of 20 of those anomalies, based on both geophysical response and proximity to existing KIM trains, has provided the basis for further work in the 2017 calendar year. This work will predominately include field based activities, such as helicopter supported ground geophysics follow-up, RC drilling, diamond drilling and airborne geophysical surveying.

Glowworm Lake Property

The Company, through its wholly owned subsidiary, DDHL, holds title to 149 mineral leases, located in the Northwest Territories and Nunavut, and covering an area of 132,560 hectares bordering the eastern side of the Diavik Joint Venture property (the “Glowworm Lake Property”). The Glowworm Lake Property was transferred to DDHL during the first quarter of fiscal 2016.

The Glowworm Lake Property is currently undergoing an in-depth data review to prioritize both KIM and geophysical targets for future follow-up in fiscal 2018.

The exploration activities in the 2017 calendar year will require selected targets to be initially surveyed with high resolution ground geophysical follow-up surveys, using magnetic, gravity and resistivity techniques to better define the target for modelling and to prioritize any areas worthy for drill follow-up.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this Annual Information Form and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining

The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as they impact on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Joint Ventures

The Company’s joint venture interests in the Ekati Diamond Mine and the Diavik Diamond Mine are subject to the risks normally associated with the conduct of joint ventures, including: (i) disagreement with a joint venture partner about how to develop, operate or finance operations; (ii) that a joint venture partner may not comply with the underlying agreements governing the joint ventures and may fail to meet its obligations thereunder to the Company or to third parties; (iii) that a joint venture partner may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s interests or goals; (iv) the possibility that a joint venture partner may become insolvent; and (v) the possibility of litigation with a joint venture partner. Archon, which is a joint venture partner in the Buffer Zone Joint Venture, objected to certain elements of the fiscal 2017 program and budget for the Buffer Zone Joint Venture. A revised program and budget for fiscal year 2017 was presented to the management committee of the Buffer Zone in the third quarter of fiscal 2017 to incorporate changes to the mine plan impacting the Lynx Project in the Buffer Zone. On February 1, 2017, the Company determined that its participating interest in the Buffer Zone had increased from 65.3% to 72.0%, in accordance with the Buffer Zone Joint Venture agreement. The increase in ownership resulted from the decision of Archon not to particulate in the full fiscal year 2017 capital program for the Buffer Zone. The Company funded those elements of the program that were not funded by Archon. In December 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2018. Archon has not yet indicated whether it intends to participate in the full fiscal year 2018 capital program for the Buffer Zone. The ownership interest of the parties to the Buffer Zone Joint Venture may change in accordance with the terms of the Buffer Zone Joint Venture Agreement in the event that Archon determines not to participate in the full fiscal year 2018 capital program for the Buffer Zone.

By virtue of its 60% interest in the Diavik Diamond Mine, DDMI has a controlling vote in all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to change the mine plan of the Diavik Diamond Mine and determine the timing and scope of future project capital expenditures at its discretion. DDMI would also be able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of the Company is dependent upon the Companies mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity

The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties; the seasonality of mine operating expenses; exploration expenses; capital expenditure programs; the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include development and exploration capital expenditures, investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements or obtain the requisite financing as and when needed for future activities could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Dividends

The decision to pay dividends and the amount of such dividends are subject to the discretion of the Board of Directors based on numerous factors and may vary from time to time. The amount of cash available to the Company to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: the Company’s operational and financial performance, fluctuations in diamond prices, the amount of cash required to fund capital expenditures and working capital requirements, access to capital markets, foreign exchange rates, and the other risk factors set forth in this Annual Information Form.

In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash payments. Dividends may be increased, reduced or suspended depending on the Company’s operational success. The market value of the common shares may deteriorate if the Company is unable to meet dividend expectations in the future.

Economic Environment

The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn in 2008. A return to a recession or a weak recovery, due to the continued financial crisis in the Eurozone and changes in the United States, and world economic conditions, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are partially underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. In addition, recent events in India surrounding the demonetization of the Indian currency may also have an impact on consumer confidence and spending and may have a negative effect on pricing and demand for certain smaller and lower quality diamonds. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Synthetic Diamonds

Synthetic diamonds are diamonds that are produced by artificial processes (e.g., laboratory grown), as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of synthetic gem-quality diamonds could negatively affect the market prices for natural stones. Although significant questions remain as to the ability of producers to produce synthetic diamonds economically within a full range of sizes and natural diamond colours, and as to consumer acceptance of synthetic diamonds, synthetic diamonds are becoming a larger factor in the market. Should synthetic diamonds be offered in significant quantities or consumers begin to readily embrace synthetic diamonds, on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed synthetic diamonds in jewelry would erode consumer confidence in the natural product and negatively impact demand.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. As a consequence, fluctuations in exchange rates may have a significant effect on the cash flows and operating results of the Company. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with their applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, to commence construction or operation of mining facilities and projects under development, and to maintain continued operations.

Regulatory and Environmental Risks

The operations of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. On August 25, 2015, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP was required to post its proportionate share of the security deposit used to secure the reclamation obligations for the Diavik Diamond Mine. Currently, the Company has provided letters of credit in the amount of CDN$60 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine. For the Ekati Diamond Mine, the amount of financial security required under the Water Licence is currently set at CDN$256.5 million. In order to secure its obligation under the Water Licence, the Company has posted surety bonds with the GNWT in the aggregate amount of CDN$253.5 million and an irrevocable letter of credit (“ILOC”) in the aggregate amount of CDN$3.1 million. The Company also has provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

The reclamation and remediation plans for the Ekati Diamond Mine and the Diavik Diamond Mine, as well as the costs of such plans, are subject to periodic regulatory review, which could result in an increase to the amount of security required to be posted in connection with the operation of each of the Ekati Diamond Mine and the Diavik Diamond Mine. The Company could also be required to provide security in support of the surety bonds posted with the GNWT. Any of these could result in additional constraints on liquidity.

Climate Change

The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

In October 2016, Canada’s federal government announced that it intends to establish a national price on carbon, to be implemented by 2018 through either a carbon tax or a cap and trade system, applicable in each province except those that enact their own comparable carbon pricing mechanism by such time. The impact of the announced carbon pricing system on the Company is uncertain at this time.

Resource and Reserve Estimates

The Company’s disclosure of mineral reserves and resources are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of mineral reserves and resources is a subjective process. Forecasts are based on engineering data, projected future rates of production, the timing of future expenditures, and assumed diamond prices, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. Estimates of reserves and resources will change to reflect updated information as well as to reflect depletion due to production. Mineral reserve and resource estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render previously disclosed estimates of mineral reserves and resources uneconomic. Any material changes in the quantity of mineral reserves or resources or the related grades may affect the economic viability of the Company’s mining operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

Insurance

The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

A fire occurred at the Ekati Diamond Mine process plant on June 23, 2016. Following repairs, the process plant resumed operations at full capacity on September 21, 2016. The total estimated cost of the process plant repairs is $17 million. A $6.7 million estimated insurance recovery for property damage was recorded in the third quarter of fiscal 2017, of which CDN $2.5 million was received in the fourth quarter of fiscal 2017. The Company holds business interruption insurance covering losses as a result of the fire, but due to the complex nature of this claim, amounts receivable under the business interruption claim cannot be determined at this time. There is no assurance that the Company will be able to recover the full amount of the estimated insurance recovery from its insurer.

Supplies, Infrastructure and Weather

The Company’s mining operations are located in remote, undeveloped areas; power must be generated on site, and the availability of infrastructure such as winter road access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and mining operations. Due to the remoteness of its mining operations, the Company and its subsidiaries are forced to rely heavily on a seasonal winter road or air transport for the supply of goods and services. Both forms of transport are very susceptible to disruptions due to adverse weather conditions, resulting in unavoidable delays in planned programs and/or cost overruns.

The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. The cost of fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for future anticipated fuel consumption, and thus may be subject to volatile and increased fuel costs. Transportation costs will increase if air freight is required due to a shortened “winter road season” or if there is unexpected high fuel usage.

Information Systems Security Threats

The Company relies on secure and adequate operations of information technology systems in the conduct of its operations. Access to and the security of the information technology systems are critical to the Company’s operations. These systems are subject to disruption, damage or failure from a variety of sources, including, but not limited to, cable cuts; damage to physical plants; natural disasters; terrorism; fire; power loss; hacking, cyber-attacks and other information security breaches; non-compliance by third party service providers; computer viruses; vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software. The systems that are in place may not be enough to guard against loss of data due to the rapidly evolving cyber threats. The Company may be required to increasingly invest in better systems, software, and use of consultants to periodically review and adequately adapt and respond to dynamic cyber risks or to investigate and remediate any security vulnerabilities. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. Failures in our information technology systems could translate into operational delays, compromising, loss or disclosure of confidential, proprietary, personal or sensitive information and third party data, or destruction or corruption of data. Accordingly, any failure of information systems or a component of information systems could adversely impact the Corporation’s reputation, business, financial condition and results of operations, as well as compliance with its contractual obligations, compliance with applicable laws, and potential litigation and regulatory enforcement proceedings.

Reliance on Skilled Employees

Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Conflicts of Interest

The Company’s directors may serve as directors or officers, or may be associated with other public companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transactions. If a conflict of interest arises, directors and officers are subject to the Company’s Code of Ethics and Business Conduct and applicable corporate legislation.

Labour Relations

The Company is party to a collective bargaining agreement at its Ekati Diamond Mine operation which will expire on May 31, 2019. The Company expects to begin re-negotiations on this labour agreement late in calendar 2018. If the Company is unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and other labour disruptions, or otherwise materially impact the Company, all of which could have a material adverse effect on the Company’s business, results from operations and financial condition.

Strategic Alternatives

On March 27, 2017, the Company announced that the Board of Directors had commenced a strategic review process to explore strategic alternatives focused on maximizing shareholder value, which could include the Company pursuing its long-term strategic plan as an independent Company, the sale of the Company or other strategic transactions. In connection with the strategic review process, the Board of Directors of the Company established a special committee to oversee the strategic review process. The members of the special committee are Trudy Curran, James Gowans, David Smith and Josef Vejvoda. The special committee will consider and review any transaction arising out of or related to the strategic review process, and report to and make a recommendation to the Board of Directors regarding any such transaction. The Board of Directors has not set a timetable for the strategic review process nor has it made any decisions related to strategic alternatives at this time, and there can be no assurance that the strategic review process will result in any transaction or change in strategy.

DIVIDENDS

The Company’s current dividend policy, which commenced in Fiscal 2016, is to pay a regular annual dividend of $0.40 per share in total to be paid semi-annually through an interim and final dividend.

The following dividends have been declared by the Board of Directors on the declaration dates and have been (or will be) paid in full on the payment dates, to the shareholders of record at the close of business on the record dates noted below:

Declaration Date	Dividend (USD$)	Record Date	Payment Date
April 8, 2015	$0.40 per share	April 30, 2015	May 21, 2015
September 10, 2015	$0.20 per share (interim)	October 13, 2015	November 5, 2015
April 13, 2016	$0.20 per share (final)	May 16, 2016	June 2, 2016
September 8, 2016	$0.20 per share (interim)	October 11, 2016	November 3, 2016
April 12, 2017	$0.20 per share (final)	May 17, 2017	June 5, 2017

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares. Holders of common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each common share carries the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of the Company. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company.

MARKET FOR SECURITIES

The Company’s common shares have been listed for trading on the Toronto Stock Exchange (“TSX”) (symbol ABZ) since March 7, 1988. On November 19, 2007 the trading symbol on the TSX changed to “HW” following the change of the Company’s name to Harry Winston Diamond Corporation. Effective March 26, 2013, the trading symbol on the TSX changed to “DDC” following the change of the Company’s name to Dominion Diamond Corporation pursuant to the short form amalgamation. The Company is a reporting issuer, or equivalent, in each of the provinces and territories of Canada.

On November 19, 2007, the Company’s common shares began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “HWD”. Effective March 26, 2013, the trading symbol on the NYSE changed to “DDC”.

Trading Price and Volume

The following table outlines the 52-week trading history, as well as monthly trading history during the period from February 2016 to January 2017 for Dominion Diamond Corporation shares on the TSX for the Company’s fiscal year ended January 31, 2017:

52 - Week High:	CDN$16.82
52 - Week Low:	CDN$10.47
Average Daily Volume:	215,004

Month	High (CDN$)	Low (CDN$)	Average Daily Volume
February (2016)	16.25	13.68	233,739
March	16.82	14.02	263,762
April	15.98	13.50	225,266
May	14.70	13.07	151,911
June	14.82	10.94	179,828
July	12.37	11.22	161,729
August	12.68	11.42	136,407
September	12.95	10.47	378,835
October	12.89	11.25	205,023
November	12.96	11.17	177,697
December	14.10	12.16	280,731
January (2017)	13.78	12.53	191,004

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The names, municipalities of residence, current positions with the Company as of the date of this Annual Information Form and principal occupations (as of January 31, 2017 and the preceding five years) of each of the directors of the Company are as follows (such information not being within the knowledge of the Company, it has been furnished by each director individually):

Name of Director	Biography
James K. Gowans(1) Chair of the Board Age: 65 Surrey, BC, Canada Director since 2016

James Gowans brings over 35 years of practical management experience in most aspects of the mining industry, including exploration, major projects, operations and human resources, as well as extensive leadership experience both in Canada and internationally. Appointed as Chair in April 2016, Mr. Gowans is currently President and Chief Executive Officer of Arizona Mining Inc. Prior to joining Arizona, Mr. Gowans was with Barrick Gold Corporation before retiring at the end of 2015 from his last position as Senior Advisor to the Chairman and where he also served in the roles of Co-President, Executive Vice- President and Chief Operating Officer. Mr. Gowans has held various senior roles for a number of major mining companies including, the DeBeers Group, including Chief Executive Officer of DeBeers Canada, Debswana Diamond Company, Cominco (now Teck), Placer Dome and Inco. Mr. Gowans is a former Chair of the Mining Association of Canada (MAC), and is the Past-President of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). He currently serves on the board of directors of Cameco Inc., Gedex, and Arizona Mining Inc. Mr. Gowans is a Professional Engineer with a Bachelor of Applied Science degree in Mining and Mineral Process Engineering from the University of British Columbia.

Name of Director	Biography
Thomas A. Andruskevich(2)(4)(5) Age: 66 Ft. Lauderdale, FL, USA Director since 2016

Thomas Andruskevich brings more than 30 years of experience in the jewelry, diamond and timepiece industry to the Board. Mr. Andruskevich is currently the Chairman and Chief Executive Officer of TAA Consulting, LLC and an Operating Partner for Jewelry and Timepieces at Marvin Traub Associates. As an Independent Business Advisor and Board Director, he provides strategic, luxury goods, retail and wholesale distribution, brand development and repositioning consulting services. He is also an Executive Partner of Comvest Partners, a private equity firm. Mr. Andruskevich has worked as a senior executive in the jewelry and luxury goods industry for over 30 years, including 16 years as the President & Chief Executive Officer of Birks & Mayors , Inc. (formerly Henry Birks & Sons) until 2012. Previously, he was the President and Chief Executive Officer of Mondi of America, and was Executive VP, International & Trade of Tiffany & Co, where he spent 12 years. Mr. Andruskevich has also held various leadership positions in jewelry industry trade organizations. He currently serves on the Board of Directors of Robbins Bros. Jewelry Acquisition Holdings, LLC, and served as a Director of VEREIT, Inc. until September 29, 2015. Mr. Andruskevich earned a Bachelor of Science in Business and Economics from Lehigh University.

Graham G. Clow(3)(4) Age: 66 Toronto, ON, Canada Director since 2013

Graham Clow brings more than 40 years’ experience in all aspects of mine exploration, feasibility, finance, development, construction, operations, and closure to the Board. Appointed a director in February 2013, Mr. Clow is the Chairman of the Board of Roscoe Postle Associates Inc. Prior to joining Roscoe Postle Associates Inc., Mr. Clow held senior executive positions, including Chief Executive Officer and operating responsibility for several publicly listed mining companies. He has lived and worked extensively in mining operations in northern Canada. He is a Designated Consulting Engineer under the Association of Professional Engineers of Ontario and Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum. For a number of years he was an Adjunct Professor at the Lassonde Mineral Institute, University of Toronto, where he lectured in resource and reserve estimation. He currently serves on the board of Barrick Gold Corporation. Mr. Clow has degrees in Geological Engineering and Mining Engineering from Queen's University.

Name of Director	Biography
Trudy Curran(2)(3) Age: 54 Calgary, AB, Canada Director since 2016

Trudy Curran brings 30 years’ experience to the Board in mergers and acquisitions, financing, executive compensation, and governance across a range of industries including oil and gas, mining and transportation. Ms. Curran served as an officer of Canadian Oil Sands Limited from 2002 to the time of its sale in February 2016. As Senior Vice President, General Counsel & Corporate Secretary of Canadian Oil Sands Limited, she was responsible for legal, human resources and administration and as a member of the executive team focused on strategy and risk management. From 2003 to 2016, she was a Director of Syncrude Canada Ltd., where she served as Chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. Ms. Curran currently serves on the Board of Directors of Baytex Energy Corp. and is a member of its Audit Committee and its Nominating and Governance Committee. She also serves on the Executive Committee of the Calgary chapter of the Institute of Corporate Directors and is a member of the board and the Finance and Audit Committee of Kids Cancer Care Foundation of Alberta. Ms. Curran holds a BA (with distinction) and a LLB (with distinction) from the University of Saskatchewan and is the recipient of the Governor General’s Bronze medal award. She also was named one of Canada’s top 100 Most Powerful Women in 2012.

Tim Dabson(2)(3)(5) Age: 62 London, UK Director since 2016

Tim Dabson brings 35 years’ experience across the whole of the diamond industry value chain from manufacturing through distribution to consumer marketing to the Board. Mr. Dabson worked for De Beers for 33 years in a variety of positions, most recently in the role of Executive Director – Beneficiation which culminated in the transfer of De Beers’ international distribution activities from London to Botswana at the end of 2013. In this role, he also worked in close cooperation and coordination with producer country governments, including Botswana, Namibia, South Africa and Canada. Following his work at De Beers, Mr. Dabson established an independent consultancy serving a diverse range of projects and initiatives within the diamond value chain. Mr. Dabson possesses a thorough understanding of the global trends and strategic issues impacting the diamond industry from planning through to implementation and from mine to consumer with a particular focus on corporate responsibility, ethical assurance and responsible sourcing. Mr. Dabson holds a BSc. (Honours) in Mechanical Engineering from the University of Brighton and is a member of the Institute of Directors in London.

Name of Director	Biography
David S. Smith(2)(4) Age: 59 West Vancouver, BC, Canada Director since 2016

David Smith brings more than 30 years of financial and executive leadership experience to the Board. Appointed a director in February 2016, Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014, where he was instrumental in overall corporate strategy development and operations performance management. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. Previously, he spent 16 years with Placer Dome Inc. (now Barrick Gold Corporation) in various senior positions and four years with PwC (Pricewaterhouse Coopers). Mr. Smith currently is a Director of Nevsun Resources Ltd. and Paramount Gold Nevada Corporation. He also serves on the Board of Governors of Collingwood School. Mr. Smith is a Certified Public Accountant, and holds a Bachelor of Science degree in Business Administration from California State University, Sacramento. He has also completed the Institute of Corporate Directors course, Directors Education Program, and has been a member since 2009.

Chuck Strahl(3)(5) Age: 60 Chilliwack, BC, Canada Director since 2012

The Honourable Chuck Strahl brings more than 30 years of management and leadership experience, as well as extensive experience and understanding of government, regulations, and northern affairs to the Board. Mr. Strahl left his successful logging and road building company to be elected to the Canadian House of Commons in 1993, eventually serving in six consecutive Parliaments before retiring from politics on the eve of the 2011 election. While in office, Mr. Strahl served at different times as Minister of Agriculture, Minister of Indian and Northern Affairs, and Minister of Transport and Infrastructure. Mr. Strahl is a Director of the Manning Centre for Building Democracy (a not-for-profit organization). Mr. Strahl is also the Honorary Lieutenant Colonel of the Royal Westminster Regiment, and a member of the Privy Council.

Name of Director	Biography
Josef Vejvoda(2)(4)(5) Age: 52 Waterloo, ON, Canada Director since 2016

Josef Vejvoda brings financial expertise to the Board, including extensive experience with and knowledge of Canadian capital markets and expertise in corporate governance. He is currently Portfolio Manager at K2 & Associates Investment Management Inc., a multi-strategy investment fund. Prior to joining K2, Mr. Vejvoda held leadership positions in investment banking and held senior roles at a number of Canada’s largest financial institutions, including Merrill Lynch Canada, Bank of Montreal, National Bank Financial and TD Securities. Mr. Vejvoda currently serves on the boards of Absolute Software Corporation and ShoreTel Inc. Previously he served on the board of PNI Digital Media Inc., as well as Acerus Pharma Corporation. Mr. Vejvoda obtained a Bachelor degree in Computer Science from Queen’s University. He is a registered portfolio manager with the Ontario Securities Commission and has earned the Chartered Investment Manager designation from the Canadian Securities Institute. Mr. Vejvoda has also graduated from the Institute of Corporate Directors.

(1)

Mr. Gowans was appointed the non-executive Chair of the Board of Directors on April 12, 2016 and is an ex- officio non-voting member of the Audit Committee, Human Resources & Compensation Committee, Nominating & Corporate Governance Committee and Health, Safety & Environmental Committee of the Company.

(2)	Member of the Audit Committee.
(3)	Member of the Health, Safety & Environmental Committee.
(4)	Member of the Human Resources & Compensation Committee.
(5)	Member of the Nominating & Corporate Governance Committee.

The directors of the Company are elected annually and hold office until the next annual meeting of shareholders or until their successors in office are duly elected or appointed, unless a director’s office is earlier vacated in accordance with the bylaws of the Company or the Canada Business Corporations Act, or he or she becomes disqualified to act as a director.

The principal occupations of each of the executive officers of the Company as of the date of this Annual Information Form and the preceding five years (such information not being within the knowledge of the Company, it has been furnished by each person individually) are as follows:

Name of Executive Officer	Biography
Brendan Bell Chief Executive Officer Yellowknife, NT, Canada

Brendan Bell is the Company’s Chief Executive Officer. He joined the Corporation in July 2013, became Acting Chief Executive Officer in November 2014, and was appointed Chief Executive Officer in July 2015. Prior to joining the Corporation, Mr. Bell served eight years in the Northwest Territories Legislative Assembly, including terms as Minister Responsible for Energy and Mines, Minister Responsible for the Environment and Minister of Justice and Attorney General in the Government of the Northwest Territories.

On January 30, 2017, the Company announced that Brendan Bell would step down from his role as Chief Executive Officer (CEO) of the Company. Mr. Bell has agreed to continue to serve in his role as CEO of the Company until June 30, 2017.

Name of Executive Officer	Biography
Matt Quinlan Chief Financial Officer Vancouver, BC, Canada

Matthew Quinlan is the Company’s Chief Financial Officer. He joined the Company in September 2016. Prior to joining the Company, Mr. Quinlan was Managing Director and Co-Head of CIBC World Markets global mining group where he advised a broad range of mining companies in financings, mergers and acquisitions and other strategic initiatives. Mr. Quinlan is a Chartered Professional Accountant and holds a Chartered Financial Analyst designation.

Elliot Holland, Vice-President, Projects Yellowknife, NT, Canada

Elliot Holland is the Company’s Vice President, Projects. He joined the Company in November 2014. Prior to joining the Company, Mr. Holland was elected a partner of McKinsey & Company where he served mining clients, including diamond mines, on operations, strategy and capital projects. Mr. Holland holds a BSE in civil and environmental engineering from Princeton University and an MBA from Stanford University.

Chantal Lavoie, Chief Operating Officer Yellowknife, NT, Canada

Chantal Lavoie is the Company’s Chief Operating Officer. He joined the Company in July 2013. Prior to joining the Company, he was the President and CEO of Crocodile Gold Corp. from 2011 to 2013. From 2003 to 2011, he held various positions with De Beers Canada Inc., including Chief Operating Officer. Mr. Lavoie is a mining engineer with more than 30 years of experience in open pit and underground mining including permitting, construction, operation and senior management. He has a deep understanding of remote, northern operating conditions and their inherent physical and social challenges.

James R.W. Pounds, Executive Vice-President, Diamonds Yellowknife, NT, Canada

James R.W. Pounds is the Company’s Executive Vice- President, Diamonds. He joined the Company in August 2002 as the Managing Director of the Company’s Belgian subsidiary. Prior to joining the Company, he was Project Manager, De Beers Group following his position as Managing Director, Diamdel Israel (De Beers’ direct trading arm in Israel).

The information regarding share ownership, not being within the knowledge of the Company, has been furnished by each person individually. The directors and executive officers of the Company, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 59,649 common shares of the Company, representing approximately 0.0007% of the issued and outstanding common shares as of March 31, 2017.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below:

(a)

to the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the relevant company being the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; and

(b)

to the knowledge of the Company, no director, executive officer or shareholder holding a sufficient number of securities to materially affect control of the Company (a) is or has been in the last ten years a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or (b) has within the last ten years made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Clow, a director of the Company, was a director of Campbell Resources Inc. ("Campbell Resources") in 2005 when that company filed for protection under the Companies Creditors' Arrangement Act (Canada) (the "CCAA"). Mr. Clow ceased to be a director of Campbell Resources on November 14, 2008, prior to Campbell Resources filing for protection from its creditors under the CCAA for a second time, on January 28, 2009.

Conflict of Interest

There are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or of a subsidiary of the Company.

AUDIT COMMITTEE

The Audit Committee Charter as approved by the Board of Directors of the Company is included in Appendix 1. The members of the Audit Committee are each Directors of the Company and are identified below.

Education and Experience

This section describes the education and experience of the Company’s Audit Committee members that are relevant to the performance of their responsibilities in that role.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board of Directors to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws. The Board of Directors has also determined that David S. Smith is a financial expert with over 30 years’ experience in finance.

David S. Smith, the current Chair of the Audit Committee, brings more than 30 years of financial and executive leadership experience to the Board. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014, where he was instrumental in overall corporate strategy development and operations performance management. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. Previously, he spent 16 years with Placer Dome Inc. (now Barrick Gold Corporation) in various senior positions and four years with PwC (PricewaterhouseCoopers). Mr. Smith is a Certified Public Accountant, and holds a Bachelor of Science degree in Business Administration from California State University, Sacramento. He has also completed the Institute of Corporate Directors course, Directors Education Program, and has been a member since 2009.

Thomas A. Andruskevich brings more than 30 years of experience in the jewelry, diamond and timepiece industry to the Board. Mr. Andruskevich is currently the Chairman and Chief Executive Officer of TAA Consulting, LLC and an Operating Partner for Jewelry and Timepieces at Marvin Traub Associates. As an Independent Business Advisor and Board Director, he provides strategic, luxury goods, retail and wholesale distribution, brand development and repositioning consulting services. He is also an Executive Partner of Comvest Partners, a private equity firm. Mr. Andruskevich has worked as a senior executive in the jewelry and luxury goods industry for over 30 years, including 16 years as the President & Chief Executive Officer of Birks & Mayors, Inc. (formerly Henry Birks & Sons) until 2012. Previously, he was the President and Chief Executive Officer of Mondi of America, and was Executive VP, International & Trade of Tiffany & Co, where he spent 12 years. Mr. Andruskevich earned a Bachelor of Science in Business and Economics from Lehigh University.

Trudy Curran brings 30 years’ experience to the Board in mergers and acquisitions, financing, executive compensation, and governance across a range of industries including oil and gas, mining and transportation. Ms. Curran served as an officer of Canadian Oil Sands Limited from 2002 to the time of its sale in February 2016. As Senior Vice President, General Counsel & Corporate Secretary of Canadian Oil Sands Limited, she was responsible for legal, human resources and administration and as a member of the executive team focused on strategy and risk management. From 2003 to 2016, she was a Director of Syncrude Canada Ltd., where she served as Chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. Ms. Curran holds a BA (with distinction) and a LLB (with distinction) from the University of Saskatchewan and is the recipient of the Governor General’s Bronze medal award.

Tim Dabson brings 35 years’ experience across the whole of the diamond industry value chain from manufacturing through distribution to consumer marketing to the Board. Mr. Dabson worked for De Beers for 33 years in a variety of positions, most recently in the role of Executive Director – Beneficiation which culminated in the transfer of De Beers’ international distribution activities from London to Botswana at the end of 2013. In this role, he also worked in close cooperation and coordination with producer country governments, including Botswana, Namibia, South Africa and Canada. Following his work at De Beers, Mr. Dabson established an independent consultancy serving a diverse range of projects and initiatives within the diamond value chain. Mr. Dabson possesses a thorough understanding of the global trends and strategic issues impacting the diamond industry from planning through to implementation and from mine to consumer with a particular focus on corporate responsibility, ethical assurance and responsible sourcing. Mr. Dabson holds a BSc. (Honours) in Mechanical Engineering from the University of Brighton and is a member of the Institute of Directors in London.

Josef Vejvoda brings financial expertise to the Board, including extensive experience with and knowledge of Canadian capital markets and expertise in corporate governance. He is currently Portfolio Manager at K2 & Associates Investment Management Inc., a multi-strategy investment fund. Prior to joining K2, Mr. Vejvoda held leadership positions in investment banking and held senior roles at a number of Canada’s largest financial institutions, including Merrill Lynch Canada, Bank of Montreal, National Bank Financial and TD Securities. Mr. Vejvoda obtained a Bachelor of Computer Science degree from Queen’s University. He is a registered portfolio manager with the Ontario Securities Commission and has earned the Chartered Investment Manager designation from the Canadian Securities Institute. Mr. Vejvoda has also graduated from the Institute of Corporate Directors.

Pre-Approval Policies and Procedures

The charter of the Audit Committee requires the Audit Committee to review and approve the engagement of the external auditors to perform non-audit services, together with the fees therefore, and the impact thereof, on the independence of the external auditors.

External Auditor Service Fees

Fees paid to KPMG LLP during the years ended January 31, 2017 and January 31, 2016 were as follows:

	2017 ($)	2016 ($)
Audit Fees(1)	1,143,100	927,000
Audit Related Fees(2)	44,500	33,300
Tax Fees(3)	-	77,500
All Other Fees	-	-
TOTAL	1,187,600	1,037,800

(1)	Includes audit and review services.
(2)	Includes compliance and various audit services required as per legal obligations.
(3)	Primarily tax advisory services.

LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and there are no material legal proceedings to which any of the Company’s property is subject, and no such proceedings are known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or since the commencement of the Company’s last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is CST Trust Company of Canada at its principal transfer office in Toronto, Ontario. The co-transfer agent for the common shares of the Company is American Stock Transfer & Trust Company, LLC at its principal office in Brooklyn, New York.

INTERESTS OF EXPERTS

Certain technical information contained in this Annual Information Form relating to the Ekati Diamond Mine was prepared and verified by the Company, under the supervision of Mr. Peter Ravenscroft, FAusIMM of Burgundy Mining Advisors Ltd., an independent mining consultant and a Qualified Person within the meaning of NI 43-101. To the knowledge of the Company, Mr. Ravenscroft did not beneficially hold, directly and indirectly, any of the outstanding common shares of the Company at the time of the preparation of the report.

Certain technical information contained in this Annual Information Form relating to the Diavik Diamond Mine has been prepared or reviewed by Calvin Yip, P.Eng., Mining Engineer, Principal Advisor, Strategic Planning of DDMI. Mr. Yip does not beneficially hold, directly and indirectly, any of the outstanding common shares of the Company at the time of the preparation of the report. Pursuant to DDMI policy, Mr. Yip is prohibited from holding any common shares of the Company.

There is no other person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report of valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 of the Canadian Securities Administrators by the Company during, or related to, its most recently completed financial year other than KPMG LLP, the Company’s external auditors. KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

MATERIAL CONTRACTS

The Company has not entered into any contracts outside of the ordinary course of business since January 1, 2002 which are currently material to the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Further, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular dated June 23, 2016, for the annual meeting of shareholders that took place on July 20, 2016. Additional financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the years ended January 31, 2017, and January 31, 2016, which are included in the Company's Annual Report.

APPENDIX 1: AUDIT COMMITTEE CHARTER

A1 - 1

AUDIT COMMITTEE CHARTER

1.0	MANDATE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the "Board") of Dominion Diamond Corporation (the “Company”) to:

(a)	Assist the Board in fulfilling its financial reporting and risk oversight responsibilities with respect to:

(i)	the integrity and accuracy of the Company's financial statements;

(ii)	the Company's compliance with legal and regulatory requirements;

(iii)	the independent auditor's qualifications and their performance; and

(iv)	the performance of the Company's Risk & Internal Audit function.

(b)	Prepare the report of the Committee required by regulatory authorities to be included in the Company’s management proxy circular.

(c)	Oversee the Company’s process for identifying and managing enterprise risks.

(d)	Serve as an independent and objective party to monitor and be custodian of the Company’s operational policies.

(e)	Review and appraise the audit activities of the Company’s independent auditors and Risk & Internal Audit function.

2.0	DUTIES AND RESPONSIBILITIES

To fulfill its responsibilities, the Committee shall:

(a)

Be directly responsible for the appointment (subject to the rights of the shareholders and applicable law), compensation, retention and oversight of the work of any registered public accounting firm engaged by the Company (including resolution of disagreements between Company management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and each such registered public accounting firm shall report directly to the Committee.

(b)

At least annually, obtain and review a report by the independent auditors describing: the independent auditors’ internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the public accounting firm, and any steps taken to deal with any such issues; and (to assess the auditors’ independence) all relationships between the independent auditors and the Company.

A1 - 2

(c)

Meet to review and discuss the Company’s annual audited financial statements with management and the independent auditors, including the Company's disclosures under "Management's Discussion and Analysis".

(d)	Meet to review and discuss the Company’s quarterly financial statements with management and the independent auditors, including the Company's disclosures under "Management's Discussion and Analysis".

(e)	Discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

(f)	Discuss policies with respect to risk assessment and risk management.

(g)	Review and assess management’s overall process to identify principal risks that could affect the achievement of the Company’s business plans and to monitor the process to manage such risks.

(h)

Be responsible for the determination of whether the Company’s Risk & Internal Audit function should be performed by employees of the Company or outsourced to a third party and if the function is outsourced to a third party, be responsible for the appointment, compensation, retention and oversight of the work of such third party.

(i)	Meet separately, periodically, with management, with members of the Company’s Risk & Internal Audit function and with the independent auditors.

(j)	Review with the independent auditors any audit problems or difficulties and management's response.

(k)	Set clear hiring policies in respect of the hiring of partners, former partners, employees or former employees of the independent auditors.

(l)

Engage independent legal counsel and accounting and other advisers (including, for greater certainty, setting and paying their compensation), as the Committee determines necessary to carry out its duties, at the expense of the Company.

(m)

Establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(n)	Approve in advance all audit services, as well as non-audit services, including tax services, to be rendered by the Company's independent auditors to the Company or its subsidiary entities.

(o)	Report its activities, conclusions and concerns to the Board regularly.

(p)	Conduct, or have conducted, an annual performance evaluation of the Committee.

(q)	Oversee and monitor the Company’s compliance with legal and regulatory requirements.

(r)	Oversee and monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance.

(s)	Provide an avenue of communication among the independent auditors, management, the Risk & Internal Audit function, and the Board.

A1 - 3

3.0	IMPLEMENTATION OF DUTIES AND RESPONSIBILITIES

3.1	Review Procedures

The Committee has the authority to conduct any review or investigation appropriate to fulfilment of its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct members of the Risk & Internal Audit function to examine particular areas, processes or matters.

The Committee will review and update the Committee’s charter at least annually, recommend proposed changes, as applicable, to the Nominating & Corporate Governance Committee for review and recommendation for approval to the Board. The Committee shall provide a summary of the Committee’s composition and responsibilities in the Company’s annual information form or other public disclosure documentation.

The Committee will provide a summary of all approvals by the Committee for the provision of audit, audit-related, tax and other services by the independent auditors for inclusion in the Company’s reports filed with the regulatory authorities in Canada and the United States.

3.2	Annual Financial Statements

As pertaining to the annual financial statements of the Company, the Committee shall:

(a)

Discuss and review with management and the independent auditors the Company’s annual audited financial statements and related documents prior to their filing or distribution. Such review is to include:

(i)

the annual financial statements and related footnotes, including significant issues regarding accounting policies and practices and significant management estimates and judgements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any specific steps adopted in light of material control weaknesses;

(ii)	the independent auditors’ annual audit plan and approval thereof;

(iii)	the independent auditors’ audit examination of the financial statements and their report thereon;

(iv)	an evaluation of the audit carried out by the independent auditors against the approved audit plan and a review of any significant changes required in the independent auditors’ audit plan;

(v)

any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the independent auditors’ work or access to required information;

(vi)	other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards;

(vii)

all alternative disclosures and treatments of financial information (including accounting adjustments) within generally accepted accounting principles that have been discussed with management, and the ramifications of the use of such alternative disclosures and treatments; and

A1 - 4

(viii)	other material written communications between the independent auditors and management, such as any management or internal control letter or schedule of unadjusted differences.

(b)	Review and formally recommend for approval by the Board the Company’s:

(i)	year-end audited financial statements;

(ii)	annual earnings press releases;

(iii)	Management’s Discussion and Analysis in respect of the year-end audited financial statements;

(iv)	financial information contained in the Annual Information Form; and

(v)	financial information contained in all prospectuses and proxy circulars.

(c)

In completing any review hereunder, include communications from the independent auditors on the qualitative factors around the selection and application of significant accounting policies upon which the Company’s financial status depends, and which involve the most complex, subjective or significant judgemental decisions or assessments.

3.3	Quarterly Financial Statements

As pertaining to the quarterly financial statements of the Company, the Committee shall:

(a)	Review with management and the independent auditors, and:

(i)	approve quarterly unaudited financial statements and related documents, including Management’s Discussion and Analysis

(ii)	review and formally recommend for approval by the Board of the Company interim earnings press releases; and

(iii)	either approve (such approval to include the authorization for public release) or formally recommend for approval to the Board any significant changes to the Company’s accounting principles.

(b)	Review and discuss quarterly reports from the independent auditors regarding:

(i)	all critical accounting policies and practices to be used;

(ii)

all alternative disclosures and treatments of financial information within generally accepted accounting principles that have been discussed with management, and the ramifications of the use of such alternative disclosures and treatments; and

(iii)	other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

3.4	Internal Control Environment

Pertaining to the internal control environment of the Company, the Committee shall:

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(a)	Ensure that management provides to the Committee an annual report on the Company’s internal control environment as it pertains to the Company’s financial reporting process and controls.

(b)	Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report on and mitigate such risks to the Company.

(c)	Review and discuss reliance placed on and the relationship between the Company and the finance group at the Diavik Diamond Mine, including a review of the Diavik enterprise risk assessment.

(d)	Review the effectiveness of the overall process for identifying the principal risks affecting the achievement of the Company’s business plans and provide the Committee’s view to the Board.

(e)	Review significant findings prepared by the independent auditors and the Risk & Internal Audit function, together with management’s responses.

(f)

Review, in consultation with the Risk & Internal Audit function and the independent auditors, the degree of coordination in the audit plans of the Risk & Internal Audit function and the independent auditors, and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit efforts for completeness of coverage and the effective use of audit resources. Any significant recommendations made by the independent auditors and/or the Risk & Internal Audit function for the strengthening of internal controls shall be reviewed and discussed with management.

3.5	Other Review Items

In addition to other reviews set out herein, the Committee shall:

(a)

Review policies and procedures with respect to officers’ and directors’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the Risk & Internal Audit function or the independent auditors.

(b)

Review any proposed transactions between the Company or one of its subsidiaries or affiliates with any officer, director or other related party (including any significant shareholder) or any entity in which any of the foregoing persons has a financial interest and any potential conflicts of interest resulting therefrom.

(c)

Review with the General Counsel as required, and the head of the Risk & Internal Audit function, the result of the review of the Company’s compliance with each of the Company’s Code of Ethics & Business Conduct and applicable legal requirements.

(d)

Review legal and regulatory matters, including correspondence with regulators and governmental agencies that may have a material impact on the interim or annual financial statements, related corporate compliance policies, and programs and reports received from regulators or governmental agencies.

(e)

Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the Risk & Internal Audit function or the independent auditors, if specifically requested to so review.

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(f)

Review with the Chief Executive Officer (“CEO”) and the Chief Financial Officer of the Company and the independent auditors: (i) all significant deficiencies identified and material weaknesses in the design or operation of the Company’s internal controls and procedures for financial reporting which could adversely affect the Company’s ability to record, process, summarize and report financial information (including information extracted or derived from the Company’s financial statements) required to be disclosed by the Company in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended, the Securities Act (Ontario), and any other laws or regulations within the required time periods; and (ii) any fraud, whether or not material, that involves management of the Company or other employees who have a significant role in the Company’s internal controls and procedures for financial reporting.

3.6	Independent Auditors

Pertaining to the Independent Auditors of the Company, the Committee shall:

(a)

Meet on a regular basis with the independent auditors (without management present) and have the independent auditors be available to attend Committee meetings or portions thereof at the request of the Chair of the Committee or by a majority of the members of the Committee.

(b)

Review and discuss with the independent auditors all significant relationships that the independent auditors and their affiliates have with the Company and its affiliates in order to determine the independent auditors’ independence, including, without limitation, (i) receiving and reviewing, as a part of the review described in the foregoing, a formal written statement from the independent auditors delineating all relationships that may reasonably be thought to bear on the independence of the independent auditors with respect to the Company and its affiliates, (ii) discussing with the independent auditors any disclosed relationships or services that the independent auditors believe may affect their objectivity and independence, and (iii) recommending that the Board take appropriate action in response to the independent auditors’ report to satisfy itself of the auditors’ independence.

(c)	Review and evaluate:

(i)

the independent auditors’ and the team of the lead partner of the independent auditors' performance, and make a recommendation to the Board regarding the reappointment of the independent auditors at the annual meeting of the Company’s shareholders or regarding the discharge of such independent auditors;

(ii)	the terms of engagement of the independent auditors, together with their proposed fees and actual fees;

(iii)	independent audit plans and results;

(iv)	any other related audit engagement matters; and

(v)	the engagement of the independent auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the auditors.

(d)

Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs (b) and (c), evaluate the independent auditors’ qualifications, performance and independence, and whether the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of the Risk & Internal Audit function. The Committee shall present its conclusions with respect to the independent auditors to the Board.

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(e)

Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing independent auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(f)

Consider with management and the independent auditors the rationale for employing audit firms other than the principal independent auditors, including a review of management consulting services and related fees provided by the independent auditors compared to those of other audit firms.

3.7	Internal Audit and Legal Compliance

Pertaining to internal audit and legal compliance of the Company, the Committee shall:

(a)	Meet with the head of the Risk & Internal Audit function as required, but in any event at least quarterly.

(b)

Review, consider and provide a recommendation in respect of the appointment, replacement, reassignment, or dismissal of the head of the Risk & Internal Audit function or of the third party to whom the Risk & Internal Audit function has been outsourced.

(c)	Where the Risk & Internal Audit function is outsourced to a third party, review and evaluate the terms of engagement of such third party, together with their proposed fees and actual fees.

(d)	Confirm and assure, annually, the independence of the Risk & Internal Audit function.

(e)	Consider and review with management, the independent auditors as appropriate, and the head of the Risk & Internal Audit function:

(i)	the Risk & Internal Audit function’s annual audit plan;

(ii)	significant findings during the year and management’s responses and follow-up thereto;

(iii)	any difficulties encountered in the course of the audits performed by the Risk & Internal Audit function, including any restrictions on the scope of their work or access to required information;

(iv)	any changes required in the planned scope of the annual audit plan of the Risk & Internal Audit function;

(v)	the resources, budget, reporting relationships and planned activities of the Risk & Internal Audit function;

(vi)	the Risk & Internal Audit function charter and approve such charter; and

(vii)	the Risk & Internal Audit function’s compliance with the IIA’s Standards for the Professional Practice of Internal Auditing (Standards).

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3.8	Approval of Audit and Non-Audit Services

Pertaining to audit and non-audit services provided to the Company, the Committee shall:

(a)	Review all, and, where appropriate and permitted, approve proposed audit services (including the fees and terms thereof) in advance of the provision of those services by the independent auditors.

(b)

Review all, and, where appropriate and permitted, approve proposed non-audit services (including the fees and terms thereof) in advance of the provision of those services by the independent auditors (subject to the de minimus exception for non-audit services prescribed in applicable legislation which are approved by the Committee prior to the completion of the audit) in accordance with any Non-Audit Services Policy implemented by the Committee from time to time.

(c)

If the pre-approvals contemplated in paragraphs (a) and (b) are not obtained, approve, where appropriate and permitted, the provision of audit and non-audit services for which prior approval was not obtained. Such approval shall occur promptly after the Committee, or a member of the Committee to whom authority has been delegated, becomes aware of the provision of those services, in accordance with any Non-Audit Services Policy implemented by the Committee from time to time. If the provision of any audit or non-audit services for which prior approval was not obtained has commenced and the approval of such audit or non-audit services is determined by the Committee, or a member of the Committee to whom authority has been delegated in accordance with subsection (d) hereof, not to be appropriate or permitted, the Committee will direct or cause the provision of such services to cease immediately.

(d)

Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more independent directors who are members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs (a) and (b). The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting in accordance with any Non-Audit Services Policy implemented by the Committee from time to time.

3.9	Other Matters

In addition to those items set out herein, the Committee shall:

(a)	Review, consider and provide a recommendation to the Board in respect of the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

(b)	Review, approve and report to the Board on internal controls at the Company’s subsidiaries.

(c)	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

(d)

Determine the appropriate levels of compensation to be paid by the Company to the independent auditors for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company and to any advisors engaged by the Committee.

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(e)	Perform such other functions as required by law, the Company’s constating documents or bylaws, or the Board.

(f)	Consider any other matters referred to it by the Board.

4.0	OPERATION OF COMMITTEE

4.1	Reporting

The Committee shall report to the Board following each Committee meeting.

4.2	Composition of Committee

The Committee shall consist of not less than three directors as determined by the Board, all of whom are free from any relationship that would interfere with the exercise of his or her independent judgement and shall qualify as independent directors in accordance with the Securities Act of 1934 as amended by the Sarbanes-Oxley Act of 2002 and any other regulatory requirements and shall have been affirmatively determined by the Board to be an “independent director” under the New York Stock Exchange Corporate Governance Guidelines and other applicable laws.

All members of the Committee shall have the “financial literacy” to be able to read and understand the Company’s financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member shall have acquired, through: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience, the following abilities:

(a)	An understanding of generally accepted accounting principles and financial statements.

(b)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves.

(c)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities.

(d)	An understanding of internal controls and procedures for financial reporting.

(e)	An understanding of audit committee functions.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

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4.3	Appointment of Committee Members

Members of the Committee shall be appointed at a meeting of the Board, typically held immediately after the annual shareholders’ meeting, provided that any member may be removed or replaced at any time by the Board and shall in any event cease to be a member of the Committee upon ceasing to be a member of the Board.

4.4	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

4.5	Chair

The Nominating & Corporate Governance Committee will recommend an independent and financially literate director as Chair of the Committee to the Board for approval. The Chair of the Committee shall be appointed by the Board. If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

The Chair presiding at any meeting shall not have a casting vote.

4.6	Secretary

The Committee shall appoint a Secretary who need not be a member of the Committee or a director of the Company. The Secretary shall keep minutes of the meetings of the Committee.

4.7	Compensation

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept any consulting, advisory or other compensatory fee from the Company or its affiliates. For greater certainty, director’s fees are the only compensation a Committee member may receive from the Company or its affiliates.

4.8	Committee Meetings

The Committee shall meet at least quarterly at the call of the Chair. The Chair of the Committee may call additional meetings as required. In addition, a meeting may be called by any director or by the independent auditors.

Committee meetings may be held in person, by video-conference, by telephone or by any combination of any of the foregoing.

4.9	Notice of Meeting

Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by electronic communication to each member of the Committee and to independent auditors at least 48 hours prior to the time fixed for such meeting.

A member of the Committee and the independent auditors may, in any manner, waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

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4.10	Quorum

A majority of Committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

4.11	Attendance at Meetings

The CEO and the Chief Financial Officer, as required, and the head of the Risk & Internal Audit function are expected to be available to attend meetings, but a portion of every meeting will be reserved for in-camera discussion without members of management being present.

The Committee should meet, on a regular basis and without management present, with the head of Risk & Internal Audit function, the independent auditors, and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

The Committee may by specific invitation have other resource persons in attendance.

The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

4.12	Minutes

Minutes of Committee meetings shall be sent to all Committee members and to the independent auditors after each meeting.

4.13	Engaging Outside Resources

The Committee has the authority to (a) engage outside advisors, as it deems advisable, at the expense of the Company, to permit it to carry out its duties, and (b) to approve the arrangements (including, fees and other retention terms) in respect of such services with such outside advisors. The Committee must pre-approve any other services such consulting firms or any of their affiliates provide, at the request of management, to the Company.

APPROVED by the Board of Directors of Dominion Diamond Corporation on the 9th day of March, 2017.

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APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT

berm - an embankment of crushed and screened rock fill.

carat - unit used to measure gemstones, equal to 200 milligrams or 0.2 grams. For smaller gems, 100 points is equal to one carat.

core - the long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CPT - carats per tonne.

diamantaire - a professional diamond trader or manufacturer active in the diamond business.

diamondiferous - containing diamonds.

diamonds - a crystallized variety of pure carbon that may be of gem quality.

dike - a temporary structure used to retain or restrict water flow.

dilution - the effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

grade - number of carats (or other unit of weight) in a physical unit of ore, usually expressed in carats per tonne.

Cut-off grade - is the minimum grade at which a tonne of rock can be processed on an economic basis.

Recovered grade - is actual grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

kimberlite - A volatile-rich, potassic, ultrabasic rock which varies in mineralogical composition and texture. Kimberlite magmas originate at great depth in the earth’s mantle and as they ascend rapidly to the surface they are often emplaced in vertical, carrot-shaped bodies known as pipes or thin (1-3 metres wide) tabular bodies known as dikes. Kimberlite deposits may or may not contain diamonds.

mineral reserves:

- mineral reserve: The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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- proven mineral reserve: The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

- probable mineral reserve: The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

mineral resources:

- mineral resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

- measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

- indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MT - million tonnes.

open pit - a mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.

pipe - see “kimberlite” above.

polished diamonds - rough stones that have been cut and polished for retail trade.

qualified person - is an individual who:

(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project, and the technical report; and (c) is a member in good standing of a professional association as defined by NI 43-101 of the Canadian Securities Administrators.

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reclamation - the restoration of a site after mining or exploration activity is completed.

recovery - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

rough diamonds - untreated stones in run-of-mine form, which have been boiled and cleaned.

sample - a small portion of rock or a mineral deposit, taken so that the diamond content can be determined by assaying.

till - a glacial, surficial deposit composed of unsorted clay, sand and matrix-supported rock fragments.

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